UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company)

EMMIS COMMUNICATIONS CORPORATION
(Name of Person(s) Filing Statement)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525103
(CUSIP Number of Class of Securities)

J. SCOTT ENRIGHT
ONE EMMIS PLAZA
40 MONUMENT CIRCLE, SUITE 700
Indianapolis, Indiana 46204
(317) 266-0100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person(s) Filing Statement)

Copy to:

JOHN J. MCCARTHY, JR.
DAVIS POLK & WARDWELL LLP
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ANNEX A	Opinion of Morgan Stanley & Co. Incorporated
ANNEX B	Materials Prepared for Discussion of Morgan Stanley & Co. Incorporated

i

Item 1.	Subject Company Information.

The name of the subject company is Emmis Communications Corporation, an Indiana corporation (“Emmis”). The principal executive offices of Emmis are located at One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, Indiana 46204. The telephone number of Emmis’ principal executive office is (317) 266-0100.

The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Statement”) relates is the shares of Class A Common Stock, par value $0.01 per share, of Emmis (the “Shares”). As of May 17, 2010, (i) 32,910,753 Shares were outstanding, (ii) 4,930,680 shares of Class B Common Stock, par value $0.01 per share, of Emmis (the “Class B Shares” and collectively with the Shares, the “Emmis Common Stock”) were outstanding, (iii) no shares of Class C Common Stock, par value $0.01 per share, of Emmis (the “Class C Shares”) were outstanding, (iv) no shares of 12.50% Senior Preferred Stock, par value $0.01 per share, of Emmis were outstanding, (v) 2,809,170 shares of 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share, of Emmis (the “Existing Preferred Stock”) were outstanding, (vi) there were outstanding restricted stock with respect to 144,040 Shares, (vii) there were restricted stock unit awards with respect to 25,000 Shares and (viii) there were stock options to purchase an aggregate of 8,663,038 shares of Emmis Common Stock at a weighted average exercise price of $9.46 per share (of which stock options to purchase an aggregate of 5,778,379 shares of Emmis Common Stock were exercisable).

As of May 17, 2010, Mr. Jeffrey H. Smulyan, the Chairman, Chief Executive Officer and President of Emmis and his affiliates hold, in the aggregate, 62,941 Shares and 4,930,680 Class B Shares and Alden Global Distressed Opportunities Master Fund, L.P. (the “Alden Fund”) holds 1,406,500 Shares. The Alden Fund also holds 1,162,737 shares of Existing Preferred Stock. Certain shareholders of Emmis, consisting of friends, family and other associates of Mr. Smulyan, including certain officers, directors and employees of Emmis (collectively, the “Rolling Shareholders”), have agreed pursuant to the Rollover Agreement, dated May 24, 2010, by and among JS Parent (as defined below) and the Rolling Shareholders (the “Rollover Agreement”) to contribute 1,714,431 Shares to Emmis (the “Rollover Shares”). The shares of Emmis Common Stock owned by the Purchaser Group (as defined below), the Alden Fund and the Rolling Shareholders represent approximately 21.4% of the shares of Emmis Common Stock currently outstanding. 6,101,476 Shares are issuable upon conversion of the Class B Shares held by Mr. Smulyan (including upon the exercise of options to purchase Class B Shares held by Mr. Smulyan that are exercisable currently or within 60 days of May 17, 2010), all of which are held by Mr. Smulyan and are immediately convertible at Mr. Smulyan’s election.

Holders of Shares and Class B Shares vote as a single class in all matters submitted to a vote of the shareholders, with each Share entitled to one vote per share and each Class B Share entitled to ten votes per share, except (a) with respect to any Going Private Transaction (as such term is defined in the Articles of Incorporation of Emmis) between Emmis and Mr. Smulyan, any affiliate of Mr. Smulyan and any group of which Mr. Smulyan or any affiliate of Mr. Smulyan is a member, in which case the holders of Shares and Class B Shares shall vote as a single class, with each Share and Class B Share entitled to one vote and (b) as otherwise provided in the Articles of Incorporation or as otherwise provided by law. The shares of Existing Preferred Stock have no voting rights. The Shares and Class B Shares that may be deemed to be beneficially owned by the Purchaser Group, the Alden Fund and the Rolling Shareholders represent approximately 69.3% of the combined voting power of the outstanding shares of Emmis Common Stock, voting together as a single class.

Item 2.	Identity and Background of Filing Person.

Emmis is the person filing this Statement and is the subject company. Its business address and telephone number are set forth above under Item 1 (Subject Company Information).

This Statement relates to the tender offer by JS Acquisition, Inc., an Indiana corporation (“JS Acquisition”) that is owned by Mr. Smulyan and JS Acquisition, LLC, an Indiana limited liability company that is wholly-owned by Mr. Smulyan (“JS Parent”), to purchase all of the outstanding Shares (the “Offer”) that are not Rollover Shares or Shares beneficially owned by JS Acquisition, JS Parent, Mr. Smulyan and his affiliates (collectively with JS Acquisition, JS Parent and Mr. Smulyan, the “Purchaser Group”) and Alden Global Capital (together with its affiliates and related parties, “Alden”) a private asset management company with over $3 billion under management. The offer price is $2.40 per Share in cash, without interest and less any applicable withholding taxes (the

“Offer Price”). The offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is disclosed in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by JS Acquisition with the U.S. Securities and Exchange Commission (the “SEC”) on June 2, 2010 (as amended and supplemented, the “Schedule TO”). Based on the information relating to the ownership of Shares by the Purchaser Group, the Alden Fund and the Rolling Shareholders (collectively, the “Interested Parties” and the Shares beneficially owned by them, the “Interested Party Shares”) set forth in Item 1 (Subject Company Information) above, the Offer to Purchase assumes the purchase of 29,726,881 Shares for $71,344,514. The Offer to Purchase also assumes the payment in the Merger of $3,375,600 in respect of the Shares held by the Alden Fund, $4,377,160 in respect of outstanding in-the-money options to purchase Shares, $631,059 in respect of Retained Shares beneficially owned by Mr. Smulyan and $10,280,000 of related fees and expenses in connection with the transactions, bringing the total amount of Alden funding anticipated in connection with the Offer to Purchase and the Merger to approximately $90 million.

JS Acquisition has stated that it will not be required to accept for payment any tendered Shares unless there is validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares, which together with the Shares and the Class B Shares beneficially owned by the Purchaser Group and the Alden Fund and the Rollover Shares, represents at least a majority of the aggregate voting power of the Shares and the Class B Shares, voting together as a single class (with each Share entitled to one vote per Share and each Class B Share entitled to one vote per Class B Share), outstanding on the date such Shares are purchased (the “Minimum Tender Condition”). The Offer to Purchase provides that the Minimum Tender Condition cannot be waived without the consent of Alden Media Holdings, LLC (“Alden Media”) and the committee of disinterested directors of Emmis’ board of directors (the “Committee”). Based on the number of Shares outstanding as of May 17, 2010, the Minimum Tender Condition would be satisfied upon the valid tender (without withdrawal) in the Offer of at least 10,809,949 Shares, or 32.8% of the Shares outstanding. The Offer is also subject to the other conditions described in “The Offer” (Section 11 — Conditions of the Offer) of the Offer to Purchase and in the Schedule TO. The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “EMMS.”

The Offer to Purchase provides that the Offer is being made in connection with a proposed merger (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of May 25, 2010, by and among JS Parent, JS Acquisition and Emmis (the “Merger Agreement”), pursuant to which, upon the successful completion of the Offer, JS Acquisition will merge with and into Emmis with Emmis surviving the Merger as a subsidiary whose equity securities are owned entirely by JS Parent and Mr. Smulyan.

JS Acquisition is an Indiana corporation formed on April 29, 2009. Mr. Smulyan holds all 10 shares of Class B Common Stock, par value $0.01 per share, of JS Acquisition (the “JS Acquisition Class B Common Stock”), and all 1,000,000 shares of the Class A Non-Voting Common Stock, par value $0.01 per share, of JS Acquisition (the “JS Acquisition Class A Common Stock”). JS Acquisition was formed for the purpose of engaging in a going-private transaction with Emmis and has carried on no other activities other than in connection with the Offer, the Merger and prior potential transactions.

JS Parent is an Indiana limited liability company formed on May 3, 2010 that is wholly-owned by Mr. Smulyan. JS Parent was formed for the purpose of completing the Offer and the Merger and has carried on no other activities other than in connection with the Offer and the Merger.

The principal executive offices of Mr. Smulyan, JS Parent and JS Acquisition are located at One Indiana Square, Suite 3500, Indianapolis, Indiana 46204 and their business telephone number is (317) 713-3500.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as discussed in this Statement (including the annexes and exhibits hereto and any information incorporated herein by reference) to the best of Emmis’ knowledge, as of the date of this Statement, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between Emmis or its affiliates and (i) the Emmis executive officers, directors or affiliates or (ii) JS Parent, JS Acquisition, Mr. Smulyan or their respective executive officers, directors or affiliates.

Interests of Certain Persons in the Offer and Merger

In considering the position of the Committee with respect to the Offer, shareholders should be aware that certain officers and directors of Emmis and its affiliates have interests in the Offer which are described in this Statement and the annexes and exhibits hereto and which may present such persons with certain actual or potential conflicts of interest with respect to the Offer. This Item entitled “Past Contacts, Transactions, Negotiations and Agreements” contains information regarding the interests of Emmis’ directors and executive officers in the Offer.

Certain Arrangements between Emmis and its Executive Officers, Directors and Affiliates

Emmis has entered into certain contracts, agreements, arrangements, transactions and understandings with its executive officers, directors and affiliates. Information regarding these transactions, including the amounts involved, is set forth in Emmis’ Annual Report on Form 10-K for the year ended February 28, 2010 under Note 16 to the Consolidated Financial Statements included in that Report, and Item 13 of Part III, “Certain Relationships and Related Transactions,” included in that Report, Emmis’ Proxy Statement for its 2009 Annual Meeting (the “2009 Proxy Statement”) under the headings “Proposal 1 Election of Directors,” “Compensation Discussion and Analysis,” “Corporate Governance,” “Compensation Tables” and Emmis’ combined Issuer Tender Offer Statement on Schedule TO, Rule 13e-3 Transaction Statement and Preliminary Proxy Statement on Schedule 14A (collectively with the related Letter of Transmittal and any amendments or supplements thereto, the “Proxy Statement/Offer to Exchange”) under the headings “Management” and “Certain Relationships and Related Party Transactions” and are deemed incorporated herein by reference.

None of the directors and executive officers of JS Acquisition, JS Parent and Emmis has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors), nor have any of them been party to any judicial or administrative proceeding during the past five years that resulted in a judgment decree or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws.

All information incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Executive Compensation, Employment Matters and Employment Agreements; Ownership of Shares by Directors and Executive Officers of Emmis

Information concerning executive compensation and employment matters for the fiscal year ended February 28, 2010 is set forth in the Proxy Statement/Offer to Exchange under the heading “Management” and is filed as an exhibit to this Statement and incorporated by reference herein.

Information concerning the ownership of securities of Emmis by the executive officers and directors of Emmis is set forth in the Proxy Statement/Offer to Exchange under the heading “Principal Shareholders” and is incorporated by reference herein.

Incentive Plans

As of May 17, 2010, Emmis’ directors and executive officers held options to purchase an aggregate of 4,517,124 shares of Emmis Common Stock at a weighted average exercise price of $9.01 per share of Emmis Common Stock (of which stock options to purchase an aggregate of 2,958,165 shares of Emmis Common Stock were exercisable). All options to purchase Shares not exercised, other than those held by Mr. Smulyan, will be cancelled in exchange for the payment of the excess, if any, of the Offer Price over the exercise price for such options, less any applicable income and employment taxes required to be withheld by applicable law. All options to purchase Class B Shares are held by Mr. Smulyan and all options to purchase shares of Emmis Common Stock held by Mr. Smulyan will be contributed to Emmis and cancelled in satisfaction of his obligations under the Alden Purchase Agreement (as defined below), and in consideration for JS Parent common interests (“JS Parent Common Interests”).

Cash Consideration Payable Pursuant to the Offer

If Emmis’ directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same Offer Price on the same terms and conditions as other shareholders of Emmis. As of May 17, 2010, Emmis’ directors and executive officers owned in the aggregate 1,525,427 Shares (excluding options to purchase Shares and restricted stock). If the directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by the Offeror, the directors and executive officers would receive an aggregate of approximately $3,661,025 in cash.

The Committee members have indicated that they will tender any Shares owned by them in the Offer.

Indemnification of Directors and Officers

Chapter 37 of The Indiana Business Corporation Law (the “IBCL”) requires a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or an officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, against reasonable expenses, including counsel fees, incurred in connection with the proceeding. Emmis’ Second Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) expressly require such indemnification.

The IBCL also permits a corporation to indemnify a director, officer, employee or agent who is made a party to a proceeding because the person was a director, officer, employee or agent of the corporation or its subsidiary against liability incurred in the proceeding if (i) the individual’s conduct was in good faith and (ii) the individual reasonably believed (A) in the case of conduct in the individual’s official capacity with the corporation that the conduct was in the corporation’s best interests and (B) in all other cases that the individual’s conduct was at least not opposed to the corporation’s best interests and (iii) in the case of a criminal proceeding, the individual either (A) had reasonable cause to believe the individual’s conduct was lawful or (B) had no reasonable cause to believe the individual’s conduct was unlawful. The IBCL also permits a corporation to pay for or reimburse reasonable expenses incurred before the final disposition of the proceeding and permits a court of competent jurisdiction to order a corporation to indemnify a director or officer if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the person met the standards for indemnification otherwise provided in the IBCL.

The Articles of Incorporation generally provide that any director or officer of Emmis or any person who is serving at the request of Emmis as a director, officer, employee or agent of another entity shall be indemnified and held harmless by Emmis to the fullest extent authorized by the IBCL. The Articles of Incorporation also provide such persons with certain rights to be paid by Emmis the expenses incurred in defending proceedings in advance of their final disposition and authorize Emmis to maintain insurance to protect itself and any director, officer, employee or agent of Emmis or any person who is or was serving at the request of Emmis as a director, officer, partner, trustee, employee or agent of another entity against expense, liability or loss, whether or not Emmis would have the power to indemnify such person against such expense, liability or loss under the Articles of Incorporation.

Committee of Disinterested Directors

On April 29, 2010, the Board of Directors of Emmis (the “Board”) formed the Committee, consisting of Ms. Susan B. Bayh and Messrs. Peter A. Lund and Lawrence B. Sorrel, all of whom qualify as “Independent Directors” under NASDAQ Listing Rule 5605, are “disinterested directors” under §23-1-35-1(h) of the IBCL and have no interest in the Offer or the Merger other than as holders of Shares or options to purchase Shares. The purpose of the committee was to review, evaluate, negotiate, recommend or not recommend to the Board any offer by JS Parent, JS Acquisition, Mr. Smulyan and their respective affiliates to acquire securities of Emmis or any other proposal for a business combination. Shortly after the Committee was formed, the Committee retained Davis Polk & Wardwell LLP (“Davis Polk”) and Barnes & Thornburg LLP (“B&T”) to serve as counsel to the Committee and on May 5, 2010 retained Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as its financial advisor.

In accordance with Emmis’ Director Compensation Policy, as compensation for services rendered in connection with serving on the Committee, the members of the Committee will each be paid a fee of $2,000 per meeting attended in person or by telephone and will also be reimbursed for any reasonable out-of-pocket expenses incurred in the performance of their duties. In addition, the members of the Committee shall be entitled to the indemnification provisions of the Articles of Incorporation and by-laws of Emmis to the same extent as any member of the Board acting as a director, and shall otherwise be fully indemnified by Emmis to the extent permitted by law.

In addition, as directors of Emmis, the members of the Committee currently receive directors fees and other benefits, as disclosed in the Proxy Statement/Offer to Exchange under the heading “Management.” It is possible that some or all of the existing directors of Emmis, including the directors serving on the Committee, will cease service as directors if Emmis were to engage in a going-private transaction and become a subsidiary of JS Parent and Mr. Smulyan.

Certain Arrangements between Emmis, the Purchaser Group, Alden, the Rolling Shareholders and their respective Affiliates

Pursuant to the Securities Purchase Agreement dated May 24, 2010, by and among the Alden Fund, Alden Global Value Recovery Master Fund, L.P., Alden Media, JS Acquisition and Mr. Smulyan (the “Alden Purchase Agreement”), Mr. Smulyan has agreed to contribute all of the Shares held by him other than 9,755 Shares held by Mr. Smulyan directly, 190,245 Class B Shares held by Mrs. Smulyan directly (which he will convert into Shares immediately prior to the Merger), 8,441 Shares held by Mr. Smulyan in Emmis’ 401(k) plan and 30,625 Shares held by The Smulyan Family Foundation (collectively, the “Retained Shares”), including all remaining Class B Shares held by him, immediately prior to the Effective Time to Emmis for cancellation in the Merger in respect of his obligations under the Alden Purchase Agreement, and in consideration for JS Parent Common Interests. Each Class B Share, all of which are held by Mr. Smulyan (other than any Class B Shares converted into Retained Shares), and all of Mr. Smulyan’s options to acquire shares of Emmis Common Stock will be contributed to Emmis and cancelled in satisfaction of his obligations under the Alden Purchase Agreement, and in consideration for JS Parent Common Interests. Pursuant to the Alden Purchase Agreement, Mr. Smulyan and JS Parent have agreed to vote all of their Shares and Class B Shares in favor of the Merger Agreement and the Merger at any meeting of Emmis shareholders called to vote on the Merger Agreement and the Merger and the Alden Fund has agreed to vote its Shares in favor of the Merger Agreement and the Merger at such meeting.

Pursuant to the Rollover Agreement, each of the Rolling Shareholders is required to contribute its Rollover Shares to Emmis and, in exchange, JS Parent will issue to each Rolling Shareholder common interests in JS Parent (the “Rolling Shareholder Parent Interests”) at the closing of the transactions contemplated by the Alden Purchase Agreement. Each Rolling Shareholder has also agreed in the Rollover Agreement to grant JS Acquisition an irrevocable proxy to vote in favor of the Merger Agreement and the Merger at any meeting of Emmis shareholders called to vote on the Merger Agreement and the Merger.

Pursuant to the Merger Agreement, Emmis will also commence an offer (the “Exchange Offer”) to issue new 12% PIK Senior Subordinated Notes due 2017 (“New Notes”) in exchange for its currently outstanding Existing Preferred Stock and a solicitation of the votes of the holders of the Existing Preferred Stock and the holders of the Common Stock to adopt the Proposed Amendments (as defined below) to the terms of the Existing Preferred Stock to facilitate the Offer and the Merger. The Offer and the Merger are conditioned on, among other things, the adoption and effectiveness of the Proposed Amendments. The Offer to Purchase does not relate to the Exchange Offer or the Proposed Amendments, which will be described in detail in a separate Proxy Statement/Offer to Exchange.

At the closing of the foregoing transactions, Mr. Smulyan, Alden Media and the Rolling Shareholders will also enter into the Amended and Restated Operating Agreement of JS Parent (the “Operating Agreement”) and the Registration Rights Agreement of JS Parent. Pursuant to the Operating Agreement in certain circumstances following the closing of the Transactions, Emmis securities may be distributed to members of JS Parent or used in an exchange of certain preferred interests of JS Parent. In such events, Emmis will have the right and obligation to redeem its securities. Summaries of these agreements may be found in the Offer to Purchase under the heading “The Offer” (Section 13 — Merger Agreement; Other Agreements — Amended and Restated Operating Agreement, Registration Rights Agreement and Distribution Agreement).

Except as set forth in the Offer to Purchase or elsewhere in this Statement, and to the best of Emmis’ knowledge, as of the date of the Offer, neither JS Parent, JS Acquisition nor any of their respective directors, executive officers or other affiliates (i) has any agreement, arrangement, understanding or relationship with any other person with respect to the securities of the Emmis, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of Emmis, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies or (ii) has had any other transaction with JS Parent, JS Acquisition or any of their respective executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

Emmis has engaged in certain transactions and is a party to certain arrangements with Mr. Smulyan and his affiliates. Information regarding these transactions, including the amounts involved, is set forth on Schedule C to the Offer to Purchase, as well as in Emmis’ Annual Report on Form 10-K for the year ended February 28, 2010 under Note 16 to the Consolidated Financial Statements included in that Report, and Item 13 of Part III, “Certain Relationships and Related Transactions,” included in that Report, Emmis’ annual proxy statement on Schedule 14A for 2009 dated June 8, 2009 under the heading “Corporate Governance — Certain Transactions” and the Proxy Statement/Offer to Exchange under the heading “Certain Relationships and Related Party Transactions” and are deemed incorporated herein by reference.

Except as set forth in the Offer to Purchase, including Schedule C to the Offer to Purchase, elsewhere in this statement and the SEC filings made by Emmis and referred to in the preceding paragraph, there have been no negotiations, transactions or material contacts during the past two years between Mr. Smulyan, JS Acquisition, JS Parent, the Rolling Shareholders, Alden, or, to the best of its knowledge, any of the persons listed in Schedule A to the Offer to Purchase, on the one hand, and Emmis or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets nor to the best knowledge of JS Acquisition have there been any such negotiations or material contacts between subsidiaries, executive officers and directors. Except as described in the Offer to Purchase, including Schedule C to the Offer to Purchase, which is incorporated by reference herein, neither JS Acquisition nor JS Parent, nor, to the best of JS Acquisition’s and JS Parent’s knowledge, any of the persons listed in Schedule A to the Offer to Purchase, has since the date hereof had any transaction with Emmis or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the Offer.

The Purchaser Group, the Alden Fund and the Rolling Shareholders’ Percentage Holdings of Emmis

The information set forth in the last two paragraphs of Item 1 above are deemed incorporated herein by reference.

In addition, further information regarding transactions in Shares in the past 60 days by the Purchaser Group is set forth in the Offer to Purchase under the heading “Special Factors” (Section 6 — Transactions and Arrangements Concerning the Shares”) and Schedule B to the Offer to Purchase (Security Ownership of Emmis by the Purchaser Group) and are deemed incorporated herein by reference.

The Purchaser Group’s Plans for Emmis

The Offer to Purchase contains information, as of the date thereof, regarding the current plans or proposals or negotiations of Emmis which relate to or would result in (i) an extraordinary transaction, such as a merger, reorganization or liquidation involving Emmis, (ii) any purchase, sale or transfer of a material amount of assets of Emmis, (iii) any material change in Emmis’ present dividend rate or policy or (iv) any other material change in Emmis’ business.

According to the Offer to Purchase, the Purchaser Group expects to operate Emmis as a going concern under its control and to review Emmis’ assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine which changes may be necessary following the Offer and the Merger to best organize and integrate the activities of JS Parent and Emmis (and its affiliates). In addition, under the Operating Agreement, JS Parent must use its commercially reasonable efforts to cause Emmis to sell assets of Emmis and its subsidiaries for purposes of refinancings in order to allow for the redemption of Alden Media’s preferred investment. JS Parent and Mr. Smulyan expressly reserve the right in the Offer to Purchase to make any changes to its future plans that it deems necessary or appropriate in light of its review or future developments.

According to the Offer to Purchase, if the Offer is not completed, Mr. Smulyan will re-evaluate his options with respect to the Shares not owned by him. In particular, Mr. Smulyan may consider:

•	engaging in open-market or privately-negotiated purchases of Shares;

•	proposing that JS Acquisition, JS Parent and Emmis enter into an alternative merger agreement, which would require the approval of the Board and the vote of the Shares in favor of the merger agreement; or

•	keeping outstanding the public interest in Emmis, in which case Emmis’ unaffiliated shareholders would, absent a sale by them in the public markets, retain their Shares and would realize the benefit of any improvement in Emmis’ business or profitability but would also bear the risk that the trading price per share could decline to a price that is less than the Offer Price, or that the Shares become less readily marketable.

According to the Offer to Purchase, if Mr. Smulyan were to pursue any of these alternatives, it might take considerably longer for holders of Shares to receive any consideration for their Shares (other than through sales in the open market) than if they had tendered their Shares in the Offer. Any such transaction may result in proceeds per Share to holders of Shares that are more or less than or the same as the Offer Price.

Item 4.	The Solicitation or Recommendation.

(a)	The Solicitation or Recommendation

The Board has unanimously (i) determined that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Acquisition to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement and (ii) approved and adopted the Merger Agreement, the Offer and the Merger. Accordingly, the Board recommends that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement.

The Committee has unanimously determined that the Merger Agreement, including the Offer and the Merger, is advisable and fair to and in the best interest of Emmis and the holders of Shares (other than the Interested Parties) and unanimously recommended that the Board adopt resolutions (i) determining that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Acquisition to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approving and adopting the Merger Agreement, the Offer and the Merger and (iii) recommending that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement.

(b)	Background and Reasons for the Recommendation of the Board

Background

As of May 17, 2010, Mr. Smulyan, Emmis’ Chairman of the Board, Chief Executive Officer and President, and his affiliates held 62,941 Shares and 4,930,680 Class B Shares, representing approximately 60.0% of the outstanding combined voting power of all classes of Emmis’ common stock, and is therefore, the controlling common shareholder of Emmis, but in connection with a going-private transaction, only has 13.2% of the voting power of all classes of Emmis’ common stock.

On April 26, 2010, JS Acquisition and Alden had entered into a non-binding letter of intent (the “Letter of Intent”) pursuant to which JS Acquisition intended to purchase all Shares (excluding Shares owned by JS Acquisition and Mr. Smulyan and his affiliates) for $2.40 per Share in cash. The Letter of Intent also contemplated an offer to exchange all of the outstanding shares of preferred stock of Emmis for newly-issued 12% PIK senior subordinated notes due 2017 of Emmis with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the preferred stock. The Letter of Intent further provided that the proposed transaction would be subject to, among other things, (i) the Board of Directors granting a waiver of the IBCL “business combination” statute (§§ 23-1-43-1 to 23-1-43-24 IBCL) by approving of the purchase by JS Acquisition of Shares tendered in the Offer and (ii) the Board of Directors agreeing to utilize the Indiana Business Corporations Law special circumstances statute (§ 23-1-40-3(b)(1) IBCL, the “Special Circumstances Statute”) and submit any required merger directly to Emmis’ common shareholders for approval without the

Board’s recommendation of the merger. On April 27, 2010, Alden filed a Schedule 13D with the SEC disclosing the Letter of Intent and, on April 28, 2010, Mr. Smulyan filed an amendment to his Schedule 13D filed with the SEC disclosing the same.

Shortly after the announcement of the proposed acquisition, several putative stockholder class action lawsuits were filed against Emmis and each member of its Board. Certain of the lawsuits also named JS Acquisition and Alden as defendants. As of June 1, 2010, a total of five putative class action complaints were filed, all in the Marion County Superior Court of Indiana, each of which seeks, among other things, injunctive relief against the proposed transaction based on allegations of breach of fiduciary duty.

On April 28, 2010, JS Acquisition sent the following letter to the Board:

JS Acquisition, Inc.

April 28, 2010

Board of Directors
Emmis Communications Corporation

One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204

Ladies and Gentlemen:

We would like to take this opportunity to brief you on the terms of the letter of intent (the “LOI”) entered into between JS Acquisition, Inc. (“JS Acquisition”) and Alden Global Capital (“Alden”) relating to a going private transaction (the “Transaction”) involving Emmis Communications Corporation (“Emmis”). Pursuant to the LOI, JS Acquisition intends to purchase all of the shares of Class A common stock of Emmis (excluding shares owned by JS Acquisition, Mr. Jeffrey H. Smulyan and his affiliates) at a price per share of $2.40. The consideration to be offered for Emmis’ Class A common stock represents a 74% premium over the 30-trading day average closing price of the Class A common stock and a 118% premium over the 180-trading day average closing price of the Class A common stock. Our offer will be conditioned upon, among other things including regulatory approvals and other customary conditions, a number of shares of Class A common stock of Emmis being tendered for purchase that, when combined with the Class A and Class B common stock owned by Mr. Smulyan and his affiliates and the Class A common stock owned by Alden, represents a majority of the aggregate number of shares of outstanding Class A and Class B common stock of Emmis (the “Minimum Condition for the Common Stock Tender Offer”). Following the closing of our offer to purchase, the remaining outstanding Class A common stock (excluding shares held by Mr. Smulyan and his affiliates) would be cashed out in a merger (the “Back-end Merger”) at the same price per share as our offer.

The LOI also contemplates an offer to exchange all of the outstanding shares of preferred stock of Emmis (the “Preferred Stock”) for newly-issued 12% senior subordinated notes due 2017 of Emmis (the “Debt”) with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the Preferred Stock. The consideration offered for the Preferred Stock represents a 73% premium over the 30-trading day average closing price of the Preferred Stock and a 133% premium over the 180-trading day average closing price of the Preferred Stock.

The exchange offer is expected to be exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9). In connection with the exchange offer, exchanging holders will be required to consent to (i) eliminate Section 11 of Exhibit A to Emmis’ Articles of Incorporation (providing for a Going Private Redemption), (ii) provide for the automatic conversion upon the Back-end Merger of (X) the Preferred Stock (other than the Preferred Stock held by Alden) into that amount of consideration that would be paid to holders of shares of the Class A common stock into which the Preferred Stock was convertible immediately prior to the Back-end Merger and (Y) the Preferred Stock held by Alden into Debt, (iii) eliminate the right of the holders of the Preferred Stock to nominate directors to Emmis’ board of directors and (iv) any further amendments as may be necessary or appropriate to avoid any requirement for Emmis to register the Debt under the Securities Exchange Act of 1934, as amended (the “Preferred Stock Amendments”). The Preferred Stock Amendments will require approval of two-thirds of the holders of the Preferred Stock. Alden, which currently holds 42% of the Preferred Stock, has agreed to consent to such amendments and exchange its Preferred Stock for Debt as part of the Back-end Merger. Our offer to purchase will also be conditioned upon the tender in the exchange offer of a number of shares of Preferred Stock that, when combined with the Preferred Stock being exchanged by Alden in the Back-end Merger, represents at least two-thirds of the outstanding Preferred Stock and the effectiveness of the Preferred Stock Amendments (the “Minimum Condition for the Preferred Stock Exchange Offer”).

In order to provide this opportunity to Emmis common shareholders, we will require the following from the Emmis board of directors (the “Board”) prior to our launch of our offer to purchase:

1. the Board approving the Transaction as contemplated by §§ 23-1-43-1 to 23-1-43-24 of the Ind. BCL prior to the contribution to JS Acquisition of any shares of Emmis stock by Mr. Smulyan and the purchase by JS Acquisition of shares tendered in the offer, the effectiveness of which is conditioned upon satisfaction of the Minimum Condition of the Common Stock Tender Offer and the Minimum Condition of the Preferred Stock Exchange Offer;

2. the Board authorizing Emmis to enter into a merger agreement providing for the Back-end Merger, adopting the plan of merger contemplated thereby and agreeing to utilize Ind. BCL § 23-1-40-3(b)(1) to submit such agreement and plan of merger directly to the Emmis common shareholders for approval without a Board recommendation, the effectiveness of such authorization, adoption and agreement being conditioned upon satisfaction of the Minimum Condition of the Common Stock Tender Offer and the Minimum Condition of the Preferred Stock Exchange Offer;

3. the Board causing the appointment of Mr. Heath Freeman, as designee of Alden, to serve as an additional director on the Board (Mr. Freeman’s bio is attached for your review);

4. the Board approving, promptly following such appointment, the exemption pursuant to Rule 16b-3 under the Exchange Act of the consideration to be delivered to Alden in respect of the Class A common stock and Preferred Stock owned by it in the Back-end Merger; and

5. the Board approving Emmis’ cooperation with all other documentation and filings necessary or appropriate to effectuate the Transaction subject to satisfaction of the Minimum Condition for the Common Stock Tender Offer, including, in particular, cooperation with launching the exchange offer and obtaining the necessary approvals of the Preferred Stock Amendments.

We look forward to working with the Board to provide Emmis common shareholders this exciting opportunity. Just as a reminder, Jeff Smulyan is not interested in any transaction involving the sale of his Class A or Class B common stock and will not support another transaction in his capacity as controlling common shareholder.

Timing is critical to the success of the Transaction and our plan is for each of the offers to be launched as soon as possible. Accordingly, we encourage the Board to form an independent committee to engage independent legal counsel to consider the foregoing requests and respond to us as soon as possible.

Very truly yours,

JS Acquisition, Inc.

/s/  Jeffrey H. Smulyan

By:	Jeffrey H. Smulyan
President & CEO

On April 29, 2010, at a special meeting of the Board, Mr. Smulyan described the proposed transaction to the Board and the proposed establishment of a committee of independent directors to consider and act with respect to the proposed offer. Also present at the meeting were representatives of Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) and Taft Stettinius & Hollister LLP (“Taft”), counsel to JS Acquisition. The Taft representatives explained the duties of the directors under Indiana law. The Board then formed the Committee comprised of Susan B. Bayh, Peter A. Lund and Lawrence B. Sorrel, all of whom qualify as “ Independent Directors” under NASDAQ listing Rule 5605, “disinterested directors” under § 23-1-35-1(h) of the IBCL and have no interest in the Offer or the Merger other than as the holders of Shares. The Board authorized the Committee to exercise the power of the Board with respect to the consideration and negotiation of the proposed offer, including the authority to make recommendations to the full Board with respect to the proposed offer. In addition, the Board authorized the Committee to retain the services of its own legal and financial advisors at Emmis’ expense.

On May 2, 2010, at a meeting of the Committee, the Committee selected Davis Polk as its legal counsel and B&T as its Indiana counsel. With the assistance of Davis Polk and B&T, the Committee determined that there were no relationships with Emmis, Mr. Smulyan, JS Acquisition or Alden or any of their respective representatives that would interfere with the independence of Ms. Bayh or Messrs. Lund or Sorrel in connection with considering the proposed offer. In addition, representatives of Davis Polk and B&T reviewed with Ms. Bayh and Messrs. Lund and Sorrel their responsibilities, as well as the process to be expected in connection with the Committee’s and the full Board’s consideration of the proposed offer. The members of the Committee also discussed the scope of the authority of the Committee and the process for selecting an investment banking firm to serve as financial advisor to the Committee.

On May 4, 2010, the members of the Committee and representatives of Davis Polk, interviewed representatives of three investment banking firms with the objective of selecting a firm as financial advisor to the Committee. These representatives discussed their expertise, experience in and perspective on the media and communications industry, their preliminary view of the substance and process of evaluating JS Acquisition’s proposal, as well as information about their respective firms. They also responded to a variety of questions from the members of the Committee regarding their experience in advising committees in a controlling common shareholder context and their independence, objectivity and any relationships that might pose potential conflicts.

At a meeting of the Committee held on May 5, 2010, the Committee and representatives of Davis Polk discussed the credentials of the investment banking firms and determined, after further discussions with certain of the firms, to retain Morgan Stanley as its independent financial advisor in connection with its review of the proposed offer. Among the factors the Committee considered in selecting Morgan Stanley were its familiarity with the media and communications industry and their recent experience in similar transactions. The Committee also considered any relationships that Morgan Stanley had with Mr. Smulyan or Alden, as well as any other relationships that would affect Morgan Stanley’s ability to act as independent financial advisor to the Committee. After consideration of the foregoing, the Committee concluded that Morgan Stanley had no prior relationships with Mr. Smulyan or Alden that would adversely impact its independence. The Committee then unanimously approved the selection of Morgan

Stanley as financial advisor, subject to negotiation of a mutually satisfactory engagement letter between the Committee and Morgan Stanley. Over the next few days, the Committee and representatives of Davis Polk negotiated the terms of the engagement letter with Morgan Stanley. Also during that period, Davis Polk provided Morgan Stanley with Emmis’ internal budget for its fiscal year ending February 28, 2011 and updated projections for the same period dated May 7, 2010 (the “2011 Financials”) described below in “Budgeted and Projected Results for the Year Ending February 28, 2011.”

On May 11, 2010, representatives of Morgan Stanley met with Mr. Smulyan, in his capacity as Chief Executive Officer of Emmis, Patrick M. Walsh, Executive Vice President, Chief Financial Officer and Chief Operating Officer of Emmis, and Ryan A. Hornaday, Senior Vice President, Finance and Treasurer of Emmis to discuss Emmis’ financial performance, the 2011 Financials and other financial matters relating to Emmis. During this meeting, Morgan Stanley was provided with various materials relating to the financial performance of Emmis but was not provided with financial projections for any year or period beyond February 28, 2011 as the Emmis management team indicated that Emmis did not generate financial projections in the ordinary course of its business. In addition, the management team noted that, given the state of the industry and the general economy, they did not believe that any financial projections generated by Emmis (other than the 2011 Financials) would be reliable predictors of Emmis’ future performance. The management team also confirmed that financial projections were not provided to Alden and that, in addition to the 2011 Financials, Morgan Stanley had received all financial information provided to Alden.

Between May 13, 2010 and May 19, 2010, representatives of Morgan Stanley had several follow-up calls with Mr. Hornaday to discuss certain financial covenant metrics, the 2011 Financials and other items.

At a meeting of the Committee held on May 19, 2010, representatives of Davis Polk and B&T discussed the Committee’s fiduciary duties in connection with evaluating the proposal generally and, more specifically, evaluating whether “special circumstances” under the Special Circumstances Statute were present which would permit the Board to submit the transaction directly to the shareholders of Emmis without making a recommendation that the shareholders approve the transaction. The Board considered various factors, including Mr. Smulyan’s statement to the Board that the transaction needed to move expeditiously at the risk of Alden electing not to participate in the transaction, the limited covenant compliance cushion Emmis had under its existing credit facilities which restrained Emmis’ ability to undergo a lengthy and expensive process to consider the proposal and Mr. Smulyan’s public statements that he would not approve an alternative transaction, that, alone or in the aggregate, might constitute “special circumstances”. The Committee concluded that it would need to further consider these factors and any additional factors that the Committee determined to be relevant, such as the state of the media industry and the financial condition of Emmis, together with Morgan Stanley, before considering further whether “special circumstances” existed.

At the same meeting, representatives of Morgan Stanley reviewed with the Committee, among other things, the state of the media industry, the financial condition of Emmis and their preliminary views regarding the financial aspects of the proposal. The Committee and the Morgan Stanley representatives discussed Emmis’ ability to meet certain financial covenants under its existing credit facility, in particular, following August 31, 2011 when the existing financial covenants were scheduled to revert to more restrictive covenants. The Morgan Stanley representatives described their discussions with Emmis management concerning the impact of potential asset sales on Emmis’ ability to generate the cash necessary to service its existing indebtedness and other obligations. The Morgan Stanley representatives noted the current lack of potential acquirers of Emmis’ assets because, among other reasons, likely acquirers were heavily leveraged and had potential regulatory issues. The Morgan Stanley representatives also discussed with the Committee the current lack of refinancing options available to Emmis. The Committee then discussed with the representatives of Morgan Stanley whether, based on publicly-available information, the additional information that had been provided and the terms of the proposal, they would be in a position to complete their financial analysis and their review of the documentation for the proposed offer and give the Committee their view as to the fairness of the consideration to be received by the holders of Shares (other than the Interested Parties) pursuant to the Offer within the timetable that had been proposed.

The Committee then concluded that, if Morgan Stanley could complete its financial analysis and if the Committee had sufficient time to carefully consider the analysis and the terms of the proposal, it would be in the interests of Emmis and Emmis’ common shareholders that the Committee make a recommendation to the Board with respect to the proposed offer rather than submit it directly to the common shareholders of Emmis without making a recommendation to such shareholders. The Committee also considered the benefits of attempting to negotiate a higher offer price per share against the risk that the proposal would be withdrawn or Alden would elect not to participate in the transaction. The Committee then discussed with its legal advisors how best to communicate its views to JS Acquisition.

Immediately following the meeting on May 19, 2010, representatives of Davis Polk conveyed to Paul Weiss the Committee’s preliminary view that, subject to review of details with respect to the proposal and completion of the financial analysis by Morgan Stanley, it could foresee making a recommendation to the Board with respect to the proposed Offer and whether common shareholders tender their Shares in the Offer.

Also on May 19, 2010, representatives of Paul Weiss delivered drafts of various draft documents relating to the proposal, including a draft of the merger agreement.

On May 20, 2010, Paul Weiss sent a revised draft of the merger agreement to Davis Polk.

On May 20, 2010 and May 21, 2010, representatives of Davis Polk had several conversations with certain members of the Committee regarding, among other things, requested changes to certain of the terms of the proposal. The Committee determined to request an increase in the Offer Price per Share and discussed certain areas of concern with respect to conditions to the completion of the Offer. On May 21, 2010, Davis Polk representatives conveyed the requests and concerns to representatives of Paul Weiss. The Paul Weiss representatives indicated that they would discuss the requested modifications with JS Acquisition.

Between May 21, 2010 and May 23, 2010 representatives of Davis Polk provided various additional comments to Paul Weiss with respect to the draft merger agreement and Paul Weiss distributed several revised versions of the draft merger agreement reflecting, among other things, Davis Polk’s comments to the various drafts.

On May 22, 2010, Davis Polk sent a current draft of the merger agreement, together with a summary of the draft and other materials, to the members of the Committee.

On May 24, 2010, representatives of Paul Weiss contacted representatives of Davis Polk to inform them that JS Acquisition considered Emmis’ request for an increased Offer Price, as well as the specified areas of concern with respect to conditions to the closing of the Offer. The Paul Weiss representatives stated that JS Acquisition believed that it had fully priced the acquisition and that it was unwilling to increase the offer price. Further, Paul Weiss informed Davis Polk that JS Acquisition was unwilling to modify any of the material conditions to the closing of the Offer. Davis Polk conveyed this message to the members of the Committee.

Also on May 24, 2010, Paul Weiss circulated draft Offer documents to Davis Polk. Davis Polk sent the draft to the members of the Committee.

On the morning of May 25, 2010, Paul Weiss sent the current draft Merger Agreement, draft Offer documents and other documents to the Board.

At a meeting of the Committee held on May 25, 2010, representatives of Davis Polk and B&T discussed the fiduciary duties of the members of the Committee with respect to their consideration of the proposal. Representatives of Morgan Stanley then discussed certain financial analyses related to the proposed offer and Davis Polk representatives summarized the material terms of the Merger Agreement. Thereafter, at the request of the Committee, Morgan Stanley delivered its oral opinion, which was subsequently confirmed in writing, that as of May 25, 2010, and based upon and subject to the various assumptions, considerations, limitations and qualifications set forth in the written opinion, the Offer Price, to be received by the holders of the Shares (other than the Interested Parties) pursuant to the Offer and the Merger was fair from a financial point of view to such holders. A copy of Morgan Stanley’s opinion is attached hereto as Annex A to this Statement.

During and following the presentation, the Committee posed questions to its advisors. After consideration and review, the Committee unanimously determined that the Merger Agreement, including the Offer and the Merger, is advisable and fair to and in the best interest of Emmis and the holders of Shares (other than the Interested Parties) and unanimously determined to recommend that the Board adopt resolutions, on terms and subject to the conditions of the Merger Agreement and the IBCL, (i) determining that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Acquisition to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approving and adopting the Merger Agreement, the Offer and the Merger and (iii) recommending that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement. For a summary of factors considered by the Committee in making its determinations, see “— Reasons for the Recommendation of Emmis” of this Statement.

Following the meeting of the Committee, the Board met to, among other things, receive the recommendation of the Committee with respect to the Offer. Following receipt of the Committee’s recommendation, the Board unanimously (i) determined that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Acquisition to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approved and adopted the Merger Agreement, the Offer and the Merger and (ii) recommended that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement.

At that same meeting, the Board also unanimously adopted various other resolutions and granted authority and approval with respect to various other matters in connection with the Transactions (as defined below) including, among other things, the determinations required under the Merger Agreement with respect to the Indiana anti-takeover statutes.

At that meeting the Board approved an offer to exchange (the “Exchange Offer”) all of the outstanding Existing Preferred Stock for new 12% PIK Senior Subordinated Notes due 2017 (the “New Notes”) and the issuance of the New Notes, authorized Emmis to submit the proposed amendments to the terms of the Existing Preferred Stock (the “Proposed Amendments”) to shareholders without a recommendation from the board of directors and approved all other actions needed to effectuate the Proposed Amendments, subject to receipt of requisite shareholder approval.

On May 25, 2010, Emmis, JS Acquisition and JS Parent entered into the Merger Agreement. That same day, Emmis issued a press release announcing the execution of the Merger Agreement. As contemplated by the Letter of Intent, Mr. Heath Freeman was elected to the Board on May 25, 2010. Mr Freeman has not participated in any deliberations of the Board or the Committee regarding the Transactions.

On May 27, 2010, Emmis filed with the SEC a proxy statement/offer to exchange with respect to the Exchange Offer.

On June 2, 2010, JS Acquisition commenced the Offer.

Budgeted and Projected Results for the Year Ending February 28, 2011

General

Emmis has stated that it does not, as a matter of course, publicly disclose long-term forecasts or internal projections as to future performance, earnings or other results, and Emmis has stated that it is particularly concerned with making such forecasts and projections due to the unpredictability of the underlying assumptions and estimates. Emmis has stated that the projected and budgeted financial information summarized below was prepared in the ordinary course of Emmis’ business operations and was not prepared with a view toward public disclosure. Nevertheless, because Mr. Smulyan had access to such information and because Morgan Stanley was provided such information to be used in connection with its evaluation of the Offer and the Merger, Emmis is presenting the information set forth below in order to provide its shareholders with access to the same information. Emmis has stated that it did not provide the information set forth below to Alden prior to executing the Alden Purchase Agreement.

The projected and budgeted financial information includes assumptions as to certain business decisions that are subject to change, as well as assumptions related to industry performance and general economic conditions, each of which assumptions are inherently subjective and beyond the control of Emmis.

The forecasts and budgets presented below were reviewed with the Committee and were provided to Morgan Stanley in connection with its financial analysis of the Offer and the Merger. The full Board, including Mr. Smulyan, had previously been provided with the information in the course of its normal budget oversight and planning activities.

Emmis has stated that the inclusion of the information set forth below in this Statement should not be regarded as an indication that any member of the Purchaser Group, Emmis, the Committee or the Board considered, or now considers, such information to be material to the Emmis shareholders or necessarily indicative of actual future results. You should not place undue reliance on the information set forth below.

The presentation of the information set forth below, which was received from Emmis and is presented in Emmis’ preliminary proxy statement on Schedule 14A, filed with the SEC on May 27, 2010, should also not be deemed to indicate that the Purchaser Group in any way has independently verified or has adopted such information as its own.

Projected and Budgeted Financial Information

As part of its normal operations, Emmis prepares an annual operating budget. The budget for the year ending February 28, 2011 was completed in late February 2010. On May 7, 2010, Emmis prepared an updated forecast for the year ending February 28, 2011. The table below shows financial results for the year ended February 28, 2010 as well as Emmis’ operating budget for the year ending February 28, 2011 and the forecast as of May 7, 2010.

	Year Ending February 28,(1)
	2011 Projected	2011 Budget	2010 Actual
	(Dollars in thousands)

Revenues:
Radio	$187,013	$189,467	$177,566
Publishing	66,672	65,685	65,000

Total Revenues	253,685	255,152	242,566
Station Operating Expenses:
Radio	135,440	136,314	138,780
Publishing	62,758	62,638	62,745

Total Station Operating Expenses	198,198	198,952	201,525
Less: Corporate Overhead	11,514	10,909	11,594
Less: Minority Interest	4,391	4,241	4,176

Non-GAAP EBITDA	$39,582	$41,050	$25,271

(1)	The financial information reflected above is not prepared in accordance with generally accepted accounting principles (GAAP). The expenses shown above do not include depreciation and amortization expense of $12,000 for the projected and budget 2011 fiscal year or noncash compensation expense of $2,400 for the projected and budget 2011 fiscal year. The financial information for fiscal 2011 does not include expenses detailed under “— Fees and Expenses” in the Offer to Purchase and transaction expenses associated with the work of the Committee. Also, for comparison purposes, Emmis has excluded severance-related costs totaling $7,584 in the actual year ended February 28, 2010.

Assumptions

When preparing radio revenue budgets for the year ending February 2011, Emmis made certain assumptions regarding market revenue growth. In addition, Emmis considered the position of our stations in each market to determine the expected revenue growth rates of our stations in each market. The table below summarizes Emmis’ key assumptions.

	Projected Market	Projected Emmis
	Revenue Growth Rate	Revenue Growth Rate

New York	3%	8%
Los Angeles	3%	9%
Chicago	2%	2%
Austin	2%	3%
St. Louis	1%	3%
Indianapolis	(2)%	8%
Terre Haute	2%	4%

Emmis’ fiscal 2011 revenue assumptions for Emmis’ radio division assume its domestic markets grow 2%. This forecast is based on U.S. GDP growth generating improvement in advertising spending by key local and national radio advertising categories including: automotive, retail, financial services and entertainment. Emmis expected these forecasted improvements to lead to increased demand for radio advertising inventory in its markets resulting in modest improvement in average unit rates without requiring increases in the amount of available inventory. The improvement in the general economy and advertising environment was also assumed to yield an improved market for national advertising, increased non-traditional revenue from concerts and other station events, and accelerated growth in the digital segment. Emmis’ budget reflects an assumption of 5% growth in its U.S. radio operations for fiscal 2011, outpacing market growth.

Emmis’ assumption that Emmis would outpace market growth is based on several factors including: (1) its initial success in programming stations for improved PPM ratings leading to improved average quarter hour ratings for its portfolio in fiscal 2010, (2) a budgeted increase in investments in brand marketing for its large market stations, and (3) increased audience research expenditures. Emmis assumed that the programming insights and increased marketing expenditures would allow Emmis to: (1) improve its already strong ratings position at our two largest revenue generating stations KPWR and WQHT, (2) improve ratings significantly on WLUP and WKQX in Chicago and WRXP in New York, and (3) show some improvements in ratings in St. Louis, Austin and Indianapolis, its middle markets, where Emmis holds larger relative market shares and strong competitive positions. In addition to additional brand marketing and research expenditures, its budget assumed additional expenditures on outside consultants to train and develop its sales managers and account executives to drive superior future sales performance. The sales training and development and improved ratings are the primary drivers of its budgeted assumption that average unit rates will increase without requiring Emmis to increase inventory.

In addition to Emmis’ assumptions for U.S. radio growth discussed above, Emmis assumed that its stations in Slovakia and Bulgaria would show low single digit growth in local currency based on GDP growth and general economic improvement in Eastern Europe with a steady USD against the Euro. Emmis assumed its Emmis Interactive business would continue to show significant growth as this development-stage company adds customers and continues to evolve its business model. As of May 7, 2010, all of its radio clusters are performing generally in-line with budgeted results with the exception of its Los Angeles and Bulgarian radio stations. Emmis’ Los Angeles station accounts for most of the shortfall in projected revenues versus budgeted revenues.

Emmis’ Publishing revenues were budgeted to be flat year-over-year with US GDP growth generating modest improvements in demand for advertising pages in its magazine markets offset by continued rate pressure. Emmis budgeted for circulation trends to remain consistent with the prior year. Year-to-date, Emmis has seen above-budget strength principally at Emmis’ Texas Monthly and Los Angeles Magazine titles.

Emmis continues to aggressively manage its expense base and expect overall expenses to decrease modestly in fiscal 2011. The aforementioned forecasted increases in marketing, research and sales training are more than offset by the full year impact of prior year employee terminations, salary reductions, and reductions in non-personnel expense categories including music licensing fees, sports rights fees, and lease expenses.

Cautionary Considerations

While Emmis has stated that the above information was prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying the above information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies all of which are difficult to predict and many of which are beyond the control of Emmis. The underlying assumptions used in preparing the above information may not prove to be accurate. Forecasted results may not be realized, and actual results may differ materially from those reflected in the information provided above, whether or not the transactions contemplated by the Merger Agreement (the “Transactions”) are completed.

Emmis has stated that the Emmis financial forecasts and budgets summarized in this section were prepared solely for internal use by Emmis and not with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or non-GAAP financial measures. Emmis has stated that its senior management believes the above information was prepared in good faith and on a reasonable basis based on the best information available to senior management at the time of its preparation. The Emmis financial forecasts and budgets (as well as the assumptions set forth above), however, are not fact and should not be relied upon as being necessarily indicative of actual future results, and you should not place undue reliance on the forecasts and budgets.

All of the Emmis financial forecasts and budgets summarized in this section were prepared by and are the responsibility of the management of Emmis, as indicated. Ernst & Young LLP, Emmis’ independent registered public accounting firm, did not provide any assistance in preparing such information and has not examined, compiled or otherwise performed any procedures with respect to such information. Accordingly, Ernst & Young has not expressed any opinion or given any other form of assurance with respect thereto, and it assumes no responsibility for such information.

By including in this Statement a summary of the Emmis financial forecasts and budgets, none of Emmis, nor any of its representatives, nor any member of the Purchaser Group has made or makes any representation to any person regarding the ultimate performance of Emmis compared to the information contained in such financial forecasts and budgets. Emmis has made no representation to any other party concerning such information. The Emmis financial forecasts and budgets summarized in this section were prepared during the periods described above and have not been updated to reflect any changes since the date of this Statement or any actual results of operations of Emmis. Emmis has stated that it undertakes no obligation, except as required by law, to update or otherwise revise the Emmis financial forecasts and budgets to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The foregoing summary of the Emmis financial forecasts and budgets is not included in this Statement in order to induce any shareholder to tender its Shares in the Offer.

Opinion of Morgan Stanley & Co. Incorporated

At the meeting of the Committee on May 25, 2010, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of such date, based upon and subject to the various assumptions, considerations, limitations and qualifications set forth in the written opinion, the Offer Price to be received by the holders of the Shares (other than the Interested Parties) pursuant to the Offer and the Merger was fair from a financial point of view to such holders.

The full text of the written opinion of Morgan Stanley, dated May 25, 2010, is attached as Annex A to this Statement. Morgan Stanley’s opinion sets forth, among other things, the assumptions made, procedures followed, matters considered, and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Holders of the Shares are urged to, and should, read the opinion carefully and in its entirety. Morgan Stanley’s opinion is directed to the Committee and addresses only the fairness, from a financial point of view, of the Offer Price to be received by the holders of the Shares (other than the Interested Parties) pursuant to the Offer and the Merger as of the date of the opinion. Morgan Stanley’s opinion does not address any other aspect of the transactions contemplated by the Merger Agreement (the “Transactions”), including without limitation, the Exchange Offer, and does not constitute a recommendation to any holder of the Shares as to whether to tender their shares in the Offer, or as to how to vote at any shareholders meeting held in connection with the Merger. The summary of the opinion of Morgan Stanley set forth in this statement is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

1) Reviewed certain publicly available financial statements and other business and financial information of Emmis;

2) Reviewed certain internal financial statements and other financial and operating data concerning Emmis;

3) Reviewed the 2011 Financials that were prepared by the management of Emmis;

4) Discussed the past and current operations and financial condition and the prospects of Emmis, as well as the impact of potential asset sales on Emmis’ ability to generate the cash necessary to service its existing indebtedness and other obligations, with senior executives of Emmis;

5) Reviewed Emmis’ liquidity and the maturity and other terms of its existing credit facility;

6) Reviewed the reported prices and trading activity for the Shares;

7) Compared the financial performance of Emmis and the prices and trading activity of the Shares with that of certain other publicly traded companies comparable with Emmis, and their securities;

8) Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

9) Reviewed a draft dated May 25, 2010 of the Merger Agreement and certain related documents; and

10) Performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Emmis or Emmis’ management and formed a basis for its opinion. With respect to the 2011 Financials, Morgan Stanley assumed that it had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Emmis of the future financial performance of Emmis. Morgan Stanley noted that Emmis did not prepare financial projections for any years or periods beyond fiscal year 2011 and, therefore, for purposes of its opinion, Morgan Stanley did not perform a discounted cash flow analysis or any other analyses that would require the financial projections of Emmis.

In addition, Morgan Stanley assumed that the Offer, the Exchange Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any waiver, amendment or delay of any terms or conditions. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Offer, Exchange Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Offer, Exchange Offer or the Merger.

Morgan Stanley is not a legal, tax, regulatory or solvency advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of Emmis and its legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley’s opinion is not a solvency opinion and does not in any way address the solvency or financial condition of Emmis. Morgan Stanley’s opinion does not address the underlying business decision of Emmis to enter into the Merger Agreement, or the relative merits of the Transactions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley’s opinion addresses only the fairness from a financial point of view of the Offer Price to be paid pursuant to the Offer and the Merger to the holders of Shares (other than the Interested Parties). Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the fairness of the Offer or the Merger to, or any consideration received in connection therewith by, the holders of the Existing Preferred Stock or the Class B Shares or any other class of securities, creditors, or other constituencies of Emmis other than the holders of the Shares (other than the Interested Parties). Morgan Stanley expressed no view or opinion as to any other terms or other aspects of the Transactions, including, without limitation, the Exchange Offer. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Emmis’ officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares (other than the Interested Parties) in the Offer or in the Merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Emmis, nor was it furnished with any such appraisals upon which it has relied without independent verification.

Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to, Morgan Stanley as of May 25, 2010. Events occurring after such date may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to any acquisition, business combination or other extraordinary transaction, involving Emmis, nor did Morgan Stanley negotiate with any third parties, including Mr. Smulyan, Alden and the other members of the Purchaser Group, with respect to a possible acquisition of Emmis. Morgan Stanley was not involved in structuring, planning or negotiating the Transactions.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion letter dated May 25, 2010. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Share Price Performance

Morgan Stanley reviewed the stock price performance of the Shares and compared various metrics to the Offer Price.

Morgan Stanley observed that the Shares traded between $0.24 and $2.45 for the twelve months ended May 21, 2010. Morgan Stanley also observed that the Shares closed at $1.07 per share on March 26, 2010 (30 days prior to the announcement of the Letter of Intent, which date shall be referred to herein as the “Unaffected Date”) and compared that to the consideration to be received by holders of Shares in the Offer and the Merger (other than the Interested Parties) of the Offer Price.

Morgan Stanley also observed that the Shares closed at $2.14 per share on May 21, 2010 (the last two trading days prior to the anticipated announcement of the execution of the Merger Agreement) and compared that to the Offer Price to be received by holders of the Shares pursuant to the Offer and the Merger (other than the Interested Parties) of the Offer Price.

The following table presents the closing price observed in the market on the Unaffected Date, as well as the average trading price 30 days, 90 days, and 1 year prior to the Unaffected Date and the implied premium of the Offer Price to such market observed price and average trading prices prior to the Unaffected Date:

	March	30-Day	90-Day	1-Year
	26th	Average	Average	Average

Price ($)	1.07	1.09	1.11	0.79

Offer Price Implied Premium (%)	124	120	116	204

Comparable Company Analysis

Morgan Stanley compared certain financial information of Emmis with publicly available financial information for certain companies that operate in the radio broadcasting industry.

Radio Broadcasting Companies:

•	Entercom Communications Corp.

•	Radio One Inc.

•	Cumulus Media Inc.

•	Saga Communications, Inc.

•	Citadel Broadcasting Corporation

Morgan Stanley analyzed the following financial metrics for each of the comparable companies as of May 21, 2010, based on estimates for these companies provided by I/B/E/S, Wall Street research, and public filings:

•	the ratio of aggregate value, defined as market capitalization plus total debt plus minority interests less cash and cash equivalents less equity method investments (“Aggregate Value”), to estimated calendar year 2010 earning before interest, taxes, depreciation and amortization, adjusted for one-time non-recurring items (“Adjusted EBITDA”);

•	the ratio of Aggregate Value to estimated calendar year 2010 broadcast cash flow, adjusted for one-time non-recurring items (“Adjusted BCF”).

Based on this analysis, Morgan Stanley selected a range of financial multiples of the comparable companies and applied this range of multiples to the relevant financial metrics of Emmis. For purposes of estimated calendar year 2010 Adjusted EBITDA and estimated calendar year 2010 Adjusted BCF, Morgan Stanley utilized financial forecasts prepared by the management of Emmis. Based on the number of Emmis’ current outstanding Shares and options, Morgan Stanley estimated the implied value per share of Emmis Common Stock as of May 21, 2010 as follows:

Implied Equity
Reference Range
	Emmis	Comparable		Per Share of
	Financial	Company Multiple		Emmis Common
	Metric	Range		Stock

Aggregate Value to Estimated Calendar 2010 Adjusted EBITDA	$33.5MM	6.0x - 9.0	x	$(8.39) -$(5.76)

Aggregate Value to Estimated Calendar 2010 Adjusted BCF	$44.7MM	6.5x - 8.0	x	$(6.04) -$(4.28)

No company utilized in the comparable company analysis is identical to Emmis. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Emmis, such as the impact of competition on the business of Emmis or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Emmis or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Analysis of Selected Comparable Transactions

Using publicly available information, Morgan Stanley reviewed the terms of certain comparable transactions in which the targets were companies or divisions that operate in similar lines of business as Emmis.

Morgan Stanley reviewed the price paid and calculated the ratio of Aggregate Value to estimated forward year Adjusted BCF (based on publicly available information) of six transactions in the radio broadcasting sector since October 2005, as listed below.

Announcement Date	Acquiror	Target / Selected Radio Assets

October 2005	Cumulus Media Partners, LLC	Susquehanna Radio Corp.
February 2006	Citadel Broadcasting Corporation	ABC Chicago FM Radio, Inc.
August 2006	Entercom Communications Corp.	CBS Corporation and
Radio One, Inc.
October 2006	Wilks Broadcast Group, LLC	CBS Corporation
July 2008	Bain Capital Partners, LLC	Clear Channel
	& Thomas H. Lee Partners, LP	Communications, Inc.
July 2009	Univision Radio, Inc.	The New York Times Co. (WQXR)

Based on its analysis, Morgan Stanley selected a range of financial multiples implied by these comparable transactions and applied this range of multiples to the relevant Emmis financial metric to derive an implied equity reference range per Share for Emmis. The following table summarizes Morgan Stanley’s analysis:

Implied Equity
Reference Range
	Emmis	Comparable		Per Share of
	Financial	Transaction		Emmis Common
	Metric	Multiple Range		Stock

Aggregate Value to Estimated Calendar Year 2010 Adjusted BCF	$44.7MM	11.0x - 13.0	x	$(0.77) -$1.57

No company or transaction utilized as a comparison in the selected comparable transactions analysis is identical to Emmis, nor are the transactions identical to the transactions contemplated by the Merger Agreement. In evaluating the transactions listed above, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Emmis, such as the impact of competition on the business of Emmis or the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Emmis or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable transaction data.

Sum-of-the-Parts Analysis

Morgan Stanley also performed a sum-of-the-parts analysis for Emmis based upon (i) the estimated Adjusted BCF for calendar year 2010 of Emmis’ radio broadcasting business and (ii) the estimated Adjusted EBITDA for calendar year 2010 of Emmis’ magazine publishing business, as separate and independent businesses at value levels for each consistent with financial multiples for comparable publicly traded companies. Comparable companies for the radio broadcasting business were consistent with those utilized in the Comparable Company Analysis, and comparable companies for the magazine publishing business are listed below.

Magazine Publishing Companies:

•	Meredith Corp.

•	Playboy Enterprises, Inc.

The multiple range used for the radio broadcasting business was 6.5x to 8.0x and the multiple range used for the magazine publishing business was 5.0x to 8.0x, in each case using management projections. This sum-of-the-parts analysis resulted in a valuation range for the Shares of ($6.52) to ($4.67) per share. Morgan Stanley noted that this analysis was illustrative and did not include financial, legal, or other costs relating to a potential separation of the business, including the risk of negotiating and implementing any required transition services agreements.

No company in this analysis is identical to Emmis. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of Emmis, such as the impact of competition on the business of Emmis or the industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Emmis or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Premia Paid Analysis

Morgan Stanley performed a premia paid analysis based upon the premia paid in selected precedent all-cash minority buy-in transactions announced since 2001, primarily in order to provide an additional perspective to the Committee. Morgan Stanley considered 27 precedent transactions that involved only U.S. targets and had minority buy-in values in the range of $25 million to $500 million.

For each of these transactions, Morgan Stanley calculated the per share premium or discount of the initial and final offer prices to the average closing market price of the target’s common stock over the one-month, three-month and twelve-month periods prior to the day immediately prior to the earliest of the deal announcement, announcement of a competing bid, or market rumors. The table below summarizes Morgan Stanley’s findings:

	% Premium to Price
Precedent Minority Buy-Ins	1 Mo. Avg.	3 Mo. Avg.	12 Mo. Avg.

Median of Initial Offer Price	22.4%	15.7%	8.0%

Median of Final Offer Price	40.6%	31.0%	16.5%

Morgan Stanley applied the initial offer premiums over 1-month, 3-month and 12-month periods of 22.4%, 15.7% and 8.0%, respectively, to the 1-month, 3-month and 12-month average closing price prior to the Unaffected Date and noted that these premiums resulted in an implied Share price of $1.33, $1.29 and $0.85, respectively. Similarly, Morgan Stanley applied the final offer premiums over 1-month, 3-month and 12-month periods of 40.6%, 31.0% and 16.5% respectively, to the 1-month, 3-month and 12-month average closing price prior to the Unaffected Date and noted that the these premiums resulted in an implied Share price of $1.53, $1.46 and $0.92, respectively.

General

In connection with the review of the Transactions by the Committee, Morgan Stanley performed a variety of financial and comparative analyses for purposes of its opinion given in connection therewith. The preparation of a financial opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Furthermore, Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Emmis.

In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Emmis. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. The analyses performed were prepared solely as part of Morgan Stanley’s analysis of the fairness, from a financial point of view, of the Offer Price to be received by the holders of the Shares (other than the Interested Parties) pursuant to the Offer and Merger, and were conducted in connection with the delivery of the Morgan Stanley opinion to the Committee. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade. The Offer Price to be received by the holders of the Shares (other than the Interested Parties) and other terms of the Offer and the Merger were determined through arm’s-length negotiations between Emmis, JS Acquisition and the other parties thereto and were approved by the Committee and Emmis Board of Directors. Morgan Stanley was not involved in structuring, planning or negotiating the Transactions, and did not recommend any specific offer price to the Committee, or that any specific offer price constituted the only appropriate Offer Price for the Offer and the Merger. In addition, as described above, Morgan Stanley’s opinion and presentation to the Committee, which is attached as Annex B, was one of many factors taken into consideration by the Committee in making its decision to recommend that the Board approve and adopt the Merger Agreement. Consequently, Morgan Stanley’s analyses as described above should not be viewed as determinative of the opinion of the Committee with respect to Offer Price to be paid to the holders of the Shares (other than the Interested Parties) or the value of Emmis, or of whether the Committee would have been willing to recommend to the Board different consideration.

The Committee retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise and its knowledge of the business affairs of Emmis. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of Emmis, or any other company, or any currency or commodity, that may be involved in the Transactions, or any related derivative instrument.

Pursuant to the terms of its engagement letter, Morgan Stanley provided financial advisory services and a financial fairness opinion to the Committee in connection with its consideration of the Offer and the Merger, and the Committee agreed to cause Emmis to pay Morgan Stanley a fee of up to $2 million, a substantial portion of which is discretionary and payable by Emmis at any time at the sole discretion of the Committee. The Committee also agreed to cause Emmis to reimburse Morgan Stanley for its reasonable and documented expenses incurred in performing its services. In addition, the Committee has agreed to cause Emmis to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Reasons and Factors for the Recommendation of the Board

The Board has unanimously (i) determined that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Acquisition to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement and (ii) approved and adopted the Merger Agreement, the Offer and the Merger. Accordingly, the Board recommends that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement.

The Committee has unanimously determined that the Merger Agreement, including the Offer and the Merger, is advisable and fair to and in the best interest of Emmis and the holders of Shares (other than the Interested Parties) and unanimously recommended that the Board adopt resolutions (i) determining that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Acquisition to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement, (ii) approving and adopting the Merger Agreement, the Offer and the Merger and (iii) recommending that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement. In making this determination and recommendation, the Committee considered a number of factors. The material factors are summarized below.

While Morgan Stanley’s opinion was rendered solely for the benefit of the Committee and although Morgan Stanley did not make a presentation or deliver any materials for discussion to the Board, the Board took into account, in concluding that the Offer Price is fair from a financial point of view, among other considerations, the fact that the Committee received from Morgan Stanley a fairness opinion dated May 25, 2010 to the effect that, as of such date and based upon and subject to the various assumptions, considerations, limitations and qualifications set forth in the written opinion, the Offer Price to be received by the holders of Shares (other than the Interested Parties) pursuant to the Offer and the Merger was fair from a financial point of view to such holders.

Supportive Factors.

In the course of reaching its determination and making the recommendation described above, the Committee considered a number of factors, including the following:

Review by Committee of Independent Directors.  The Committee consists solely of independent directors not affiliated with the Interested Parties, all of whom qualify as “Independent Directors” under NASDAQ Listing Rule 5605, are “disinterested directors” as defined by §23-1-35-1(h) of the IBCL and have no interest in the Offer or the Merger other than as holders of Shares. The Committee retained and was advised by an independent financial advisor and legal counsel. The Committee was provided full access to Emmis’ management and documentation in connection with due diligence conducted by its advisors.

Financial and Business Prospects of Emmis.  The Committee reviewed Emmis’ financial performance, results of operations and future prospects, as well as the radio sector generally. In particular, the Committee considered Emmis’ ability to generate cash to service its existing indebtedness and comply with the financial covenants in its debt instruments, as well as alternative sources of liquidity for Emmis. These considerations contributed to the Committee’s determination as to fairness because it supported the Committee’s view that Emmis will require significant cash generation to service its existing indebtedness and other obligations and that Emmis’ ability to generate cash was dependent on many factors beyond its control, including the state of the economy generally and the radio sector in particular. The Committee considered, on the one hand, promising trends in the radio sector, including increasing weekly reach and listenership, improvements in the automobile and consumer/retail sectors supporting local radio advertising and radio remaining among the lowest cost distribution mechanisms relative to television and newspapers, and, on the other hand, certain challenges facing the industry, including reductions in U.S. advertising spends generally, competition for advertising spend from alternative media (e.g., the Internet, satellite radio, etc.), radio remaining one of the highest margin advertising-based businesses with the lowest capital requirements, leverage and lack of capital in the sector reduce consolidation opportunities, which contributed to the Committee’s determination as to fairness because it supported the Committee’s view that, although the industry could potentially recover, it faced external challenges outside Emmis’ control and accordingly the value certainty of a going-private transaction would be beneficial to Emmis’ unaffiliated holders of Shares at this time.

Premium Relative to Market Prices.  The Committee considered the current and historical trading prices of the Shares. The Offer Price represents a 4.3% premium per Share at the closing price of the Shares on April 23, 2010, the last day prior to the public announcement of JS Acquisition’s proposal on April 26, 2010 to acquire the outstanding shares not owned by JS Acquisition, Mr. Smulyan or his affiliates. The Offer Price represents a 74% premium per Share over the 30-trading day average closing price of the Shares prior to the public announcement of JS Acquisition’s proposal on April 26, 2010 to acquire the outstanding Shares not owned by JS Acquisition, Mr. Smulyan or his affiliates. The Offer Price represents a 118% premium per Share over the 180-trading day average closing price of the Shares prior to the public announcement of JS Acquisition’s proposal on April 26, 2010 to acquire the outstanding Shares not owned by JS Acquisition, Mr. Smulyan or his affiliates. These considerations contributed to the Committee’s determination as to fairness because it supported the Committee’s view that Emmis’ unaffiliated holders of Shares would receive an appropriate premium for their Shares in the going-private transaction (as compared to Emmis’ unaffected stock price).

Opinion of Morgan Stanley.  The Committee considered Morgan Stanley’s opinion to the Committee that, as of May 25, 2010 and based upon and subject to the various assumptions, considerations, limitations and qualifications set forth in the written opinion, the Offer Price to be received by the holders of Shares (other than the Interested Parties) pursuant to the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley, dated May 25, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex A. Morgan Stanley provided its opinion for the information and assistance of the Committee in connection with its consideration of the Offer and the Merger. The opinion of Morgan Stanley is not a recommendation as to whether or not any holder of Shares should tender any Shares in connection with the Offer or take any action in connection with any other matter.

Lack of Strategic Alternatives.  The Committee took into account that Mr. Smulyan and his affiliates owned, as of May 17, 2010, shares of Company common stock representing approximately 60.0% of the total voting power of Company common stock, and that Mr. Smulyan has publicly stated that he is not interested in selling his shares of Emmis. Accordingly, the Committee concluded that an acquisition of Emmis by a third party was not a feasible alternative, nor is the Committee aware of any other party making a firm proposal to buy Emmis or any significant minority stock ownership position in the past two years.

Possible Decline in Emmis Market Price if the Proposal is Withdrawn.  The Committee noted the possibility that, if a transaction with JS Acquisition is not completed and JS Acquisition were to withdraw any and all proposals or offers to acquire Company common stock, the market price of the Shares could decline significantly.

The Terms of the Merger Agreement.  The Committee also reviewed the terms of the Merger Agreement The Merger Agreement provides for: (i) a “minimum condition” which conditions the Offer on at least a majority of the Shares, when combined with Emmis common stock owned by the Interested Parties, being tendered in the Offer; and (ii) a commitment by JS Acquisition to complete a merger of Emmis with JS Acquisition at a price equal to the Offer Price, as promptly as practicable following the consummation of the Offer. The Committee also considered the likelihood, taking into account the terms of the Merger Agreement and JS Acquisition’s financial and capital resources and JS Acquisition’s incentives to complete the Offer and the Merger, that the Offer and the Merger would be completed, and completed in a reasonably prompt time frame.

Potentially Negative Factors.

The Committee also considered a variety of risks and other potentially negative factors concerning the merger agreement and the transactions contemplated thereby, including the Merger. These factors included:

Loss of Ability to Participate in the Future Growth of Emmis.  Any holder of Shares who tenders all its Shares in the Offer or has its Shares converted into cash in a subsequent Merger would cease to participate in the future earnings or growth, if any, of Emmis or benefit from increases, if any, in the value of Emmis.

Absence of a Majority of the Minority Condition.  The Offer is conditioned on at least a majority of the outstanding Emmis’ Common Stock, when combined with the Emmis Common Stock owned by the Interested Parties, being tendered in the Offer. The Interested Parties beneficially own, in the aggregate, as of May 17, 2010, approximately 21.4% of the outstanding Emmis Common Stock and the Offer is not conditioned on a majority of Emmis’ unaffiliated common shareholders tendering their Shares. The Committee considered this fact because it increased the likelihood that the Offer and the Merger will be completed even if a significant number of Emmis’ unaffiliated holders of Shares did not tender their Shares in the Offer.

The Conditions to the Offer.  The completion of the Offer is subject to various conditions, including, among others, that 2/3 of the holders of Existing Preferred Stock vote to amend the terms of the Existing Preferred Stock, that the Alden Purchase Agreement is not terminated and that Alden Media Holdings, LLC pays the purchase price to JS Acquisition in cash pursuant to the Alden Purchase Agreement. The Committee considered the risk that the conditions to the Offer may not be satisfied and, therefore that the Shares may not be purchased pursuant to the Offer and that the Merger may not be completed.

No Meaningful Right of Minority Shareholders to Vote on the Merger.  The Committee noted the fact that if the Offer is completed, Emmis’ remaining common shareholders who are unaffiliated with JS Acquisition will not have a meaningful opportunity to vote on the Merger, because following completion of the Offer, JS Acquisition will control at least approximately 51% of the outstanding shares of Company common stock, and therefore JS Acquisition will control the votes required to approve the Merger. In addition, JS Acquisition may be able to complete the Merger without any shareholder vote if JS Acquisition owns at least 90% of the outstanding shares of each class of Emmis’ stock.

Limitations on Emmis’ Ability to Obtain Alternative Offers.  The Committee considered the limitations on Emmis’ ability to obtain alternative offers from third parties to acquire Emmis as a result of the Mr. Smulyan’s ownership position in Emmis, the termination fee payable by Emmis, the fact that JS Acquisition has a “last look” right with respect to superior proposals received by Emmis and Mr. Smulyan’s public statement that he would not support any such alternative transaction. These considerations caused the Committee to conclude that it was unlikely that an alternative transaction would be proposed by a third party.

This discussion of the information and factors considered by the Committee in reaching its conclusions and recommendation includes all of the material factors considered by the Committee, but is not intended to be exhaustive. In view of the wide variety of factors the Committee considered in evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and the complexity of these matters, the Committee did not find it practicable, and did not attempt, to quantify, rank or otherwise assign relative weight to the factors. In addition, different members of the Committee may have given different weight to different factors.

Process and Procedural Fairness.

The Committee believes that sufficient procedural safeguards were and are present to ensure the fairness of the transaction and to permit the Committee to represent effectively the interests of the holders of Shares (other than the Interested Parties) each of which the Committee believes supports its decision and provides assurance of the fairness of the transaction to the holders of Shares (other than the Interested Parties). The Committee believes that the process it followed in making its determination and recommendation with respect to the Merger Agreement was fair because:

•	The Committee consists solely of directors who are not affiliates of the Interested Parties, and who do not otherwise have a conflict of interest or lack independence with respect to the proposal.

•	The fact that, other than their receipt of board and committee fees (which are not contingent upon the consummation of the Merger or the Committee’s recommendation of the Merger), their indemnification and liability insurance rights under the Merger Agreement, members of the Committee do not have an interest in the Merger different from that of Emmis’ unaffiliated common shareholders.

•	The fact that the Committee received the advice and assistance of Morgan Stanley, as financial advisor, and Davis Polk and B&T, as legal advisors, and requested and received from Morgan Stanley an opinion that, as of May 25, 2010 and based upon and subject to the various assumptions, considerations, limitations and qualifications set forth in the written opinion, the Offer Price to be received by the holders of Shares (other than the Interested Parties) pursuant to the Offer and the Merger was fair from a financial point of view to such holders.

•	The recognition by the Committee that it had no obligation to recommend the approval of the going-private transaction or any other transaction.

•	The recognition by the Committee that, under the terms of the Merger Agreement, each of the Committee and the Board could consider and recommend superior proposals.

•	The recognition by the Committee that, under the terms of the Merger Agreement, it could recommend that the Board, and the Board could, withdraw, modify or qualify the recommendation of the Merger Agreement and the Merger if the failure to so withdraw, modify or qualify would be inconsistent with the Board of Director’s fiduciary duties under Indiana law.

Factors Not Considered.

The Committee was not requested to by Emmis or the Board and did not consider the terms of the Exchange Offer or the Proposed Amendments in determining the fairness of the Offer to the holders of Shares. The Committee did not make any determination or recommendation with respect to the Exchange Offer or the Proposed Amendments.

The Committee did not consider liquidation value in determining the fairness of the Offer to the holders of Shares (other than the Interested Parties) because of its belief that liquidation value does not present a meaningful valuation for Emmis and its business as it believes Emmis is a viable going concern and its value is derived from the cash flows generated from its continuing operations rather than from the value of assets that might be realized in a liquidation.

The Committee did not consider net book value in determining the fairness of the Offer to the holders of Shares (other than the Interested Parties) because of its belief that net book value does not present a meaningful valuation for Emmis and its business as Emmis’ value is derived from the cash flows generated from its continuing operations.

The Committee did not consider a discounted cash flow analysis in determining the fairness of the Offer to the holders of Shares (other than the Interested Parties), or any other analysis that would require the financial projections of the Company because Emmis did not prepare financial projections for any years or periods beyond fiscal year 2011.

The Committee also did not consider purchase prices paid by Emmis to purchase shares of Emmis common stock within the past two years because Emmis has not purchased shares of Emmis common stock during the past two years.

The Committee is not aware of any firm offers that have been made for Emmis by unaffiliated persons during the past two years for (a) the merger or consolidation of Emmis with or into another company, or vice versa; (b) the sale or other transfer of all or any substantial part of the assets of Emmis; or (c) a purchase of Emmis’ securities that would enable the holder to exercise control of Emmis, and Emmis did not solicit any firm offers during such period, and in any event, Mr. Smulyan has publicly stated that it is not interested in selling its shares of Emmis, and, therefore, the Committee did not consider any such offers in reaching its conclusion as to fairness.

(c)	Intent to Tender.

To the knowledge of Emmis, all of Emmis’ executive officers, directors and affiliates intend to tender their Shares in the Offer, except that Mr. Smulyan and the parties to the Rollover Agreement will not tender their respective Shares and Rollover Shares but will, subject to the successful completion of the Offer, contribute their Shares and Rollover Shares (other than the Retained Shares, which will be converted into the right to receive the Offer Price in the Merger) and Class B Shares to Emmis for cancellation immediately prior to the Merger. Mr. Smulyan will also contribute his options to Emmis for cancellation immediately prior to the Merger.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Committee has retained Morgan Stanley as its financial advisor in connection with the Committee’s consideration of the Offer. Pursuant to the terms of the engagement letter, the Committee has agreed to cause Emmis to pay Morgan Stanley the fees discussed above under “Opinion of Morgan Stanley & Co. Incorporated - General.”

The Committee has agreed to cause Emmis to reimburse Morgan Stanley for its reasonable and documented expenses incurred in performing its services. The Committee has also agreed to cause Emmis to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the Federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Certain officers and employees of Emmis may make solicitations or recommendations, or may be deemed under securities laws to have done so, in connection with the Offer but they will not receive any additional compensation for any such services.

Except as set forth above, neither Emmis nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the shareholders of Emmis on its behalf with respect to the Offer.

In addition to the fees and expenses of Morgan Stanley , the estimated fees and expenses payable by Emmis in connection with the Offer and Merger are set forth in the table below:

Legal, Accounting and Other Professional Fess	$750,000
Printing and Mailing Costs	$10,000
Miscellaneous	$10,000

Item 6.	Interests in Securities of the Subject Company.

To the knowledge of Emmis, no transactions in the Shares have been effected during the past 60 days by Emmis or any executive officer, director, affiliate or subsidiary of Emmis.

Item 7.	Purposes of the Transaction and Plans or Proposals.

The timing of the announcement of JS Acquisition’s intention to commence Offer was initiated by JS Acquisition. The Committee determined to recommend that the Board approve and adopt the Merger Agreement, the Offer and the Merger at this time because it thought it was in the best interests of Emmis and the holders of Shares (other than the Interested Parties).

The purpose of proceeding with the Offer and the Merger at this time, in the view of the Committee, is to afford the holders of Shares (other than the Interested Parties), the ability to dispose of their Shares at a premium over market prices prevailing prior to the public announcement of JS Acquisition’s proposal on April 26, 2010 to acquire the outstanding Shares not owned by JS Acquisition, Mr. Smulyan or his affiliates. The Offer and Merger also provide the holders of Shares (other than the Interested Parties) with immediate liquidity for their Shares, without subjecting them to the risks associated with Emmis’ business plan or inherent in the media industry. Moreover, the Committee believes the Offer and the Merger provide more value to the holders of Shares (other than the Interested Parties) than maintaining the status quo ownership structure. The Committee also took into account that, as of May 17, 2010, Mr. Smulyan and his affiliates owned Company common stock representing approximately 60.0% of the outstanding combined voting power of all classes of Company common stock and that Mr. Smulyan has publicly stated that he is not interested in selling his shares of Emmis. Accordingly, the Committee concluded that an acquisition of Emmis by a third party was not a feasible alternative, nor is the Committee aware of any unaffiliated party making a firm proposal to buy Emmis or any significant minority stock ownership position in the past two years.

For these reasons and the reasons discussed in Item 4 “— Reasons and Factors for the Recommendation of the Board,” the Board has determined that it is advisable and fair to and in the best interests of Emmis and the holders of Shares (other than the Interested Parties) for JS Acquisition to acquire Emmis on the terms and subject to the conditions set forth in the Merger Agreement. Accordingly, the Board recommends that the holders of Shares (other than the Interested Parties) accept the Offer, tender their Shares in the Offer and approve the Merger and the Merger Agreement.

Except as described in this Statement (including in the exhibits and annexes hereto) or as incorporated in this Statement by reference, neither the Board nor Emmis has any knowledge of any negotiation being undertaken or engaged in by the Board or Emmis that relates to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Emmis or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of Emmis or any of its subsidiaries, (iii) any material change in the present dividend rate or policy, indebtedness or capitalization of Emmis, (iv) any change in the present board of directors or management of Emmis, including, but not limited to, any plans or proposals to change the number or the term of directors and to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer, (v) any other material change in Emmis’ corporate structure or business, (vi) any class of equity securities of Emmis to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotations system operated by a national securities association, (vii) any class of equity securities of the subject company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Except as described or referred to in this Statement or the annexes and exhibits to this Statement or the Offer, to the knowledge of the Board and Emmis, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Item 8.	Additional Information.

Merger

Upon the successful completion of the Offer, JS Acquisition, together with Alden, the Purchaser Group and the Rolling Shareholders, will own a majority of the outstanding Shares and will have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Emmis. Pursuant to the Alden Purchase Agreement, Mr. Smulyan and JS Acquisition have agreed to vote all of their Shares and Class B Shares in favor of the Merger and the Alden Fund has agreed to vote all of its Shares in favor of the Merger. Pursuant to the Rollover Agreement, the Rolling Shareholders have agreed to vote all of their Rollover Shares in favor of the Merger. Additional information regarding the Merger may be found in the Offer to Purchase under the headings “Special Factors” (Section 2 — Purpose of and Reasons for the Offer and the Merger; the Purchaser Group’s Plans for Emmis After the Offer and the Merger; Reasons of the Purchaser Group for the Offer and the Merger; Certain Effects of the Offer and the Merger; Alternatives to the Offer and the Merger; Section 9 — Effects of the Offer and the Merger) and “The Offer” (Section 9 — Merger and Dissenters’ Rights; “Going Private” Rules; Section 13 — Merger Agreement; Other Agreements; Section 14 — Certain Effects of the Offer and the Merger on the Market for

the Shares; NASDAQ Listing; Exchange Act Registration and Margin Regulations) and are deemed incorporated herein by reference.

Dissenters’ Rights

It is not expected that dissenters’ rights will be available in connection with the Offer. Holders of Shares currently have no dissenters’ rights. § 23-1-44 Ind. BCL provides that, so long as the Shares are covered securities under Section 18(b)(1)(A) or Section 18(b)(1)(B) of the Securities Act of 1933, as amended (i.e., securities listed on a U.S. securities exchange registered under the Exchange Act, such as the NASDAQ Global Select Market), shareholders will not be entitled to exercise dissenters’ rights with respect to the Merger. However, if the Shares are not so listed or traded on the record date for any shareholders’ meeting called to vote on the Merger, holders of Shares at the Effective Time will have certain rights under Indiana law to dissent and demand payment of the fair value of their Shares. Dissenters’ rights will not be available for a merger effected pursuant to Indiana’s short-form merger provisions (where JS Acquisition acquires at least 90% of all of the outstanding shares of capital stock of Emmis). To obtain fair value, in the event that the Shares are not listed on a U.S. securities exchange registered under the Exchange Act, a dissenting shareholder must notify Seller in writing of his or her intent to dissent prior to the taking of the vote on the Merger, not vote in favor of the Merger and comply with other requirements under Indiana law. Fair value means the value of the Shares immediately before the effectuation of the Merger, excluding any appreciation or depreciation in anticipation of the Merger unless that exclusion would be inequitable. Fair value could be more or less than the Offer Price. If any holder of Shares who demands appraisal under § 23-1-44 Ind. BCL fails to perfect, or effectively withdraws or loses his or her right to appraisal as provided in the IBCL, the Shares of such shareholder will be converted into the right to receive the Offer Price. A shareholder may withdraw his or her demand for appraisal by delivery to JS Acquisition of a written withdrawal of the demand for appraisal and acceptance of the Merger. The foregoing discussion is not a complete statement of law pertaining to dissenters’ rights under the IBCL and is qualified in its entirety by the full text of § 23-1-44 Ind. BCL, which is attached as Schedule D to the Offer to Purchase and deemed incorporated herein by reference.

Certain Legal and Regulatory Matters

Except as set forth in this Statement and the annexes and exhibits to this Statement, Emmis is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for JS Acquisition’s acquisition or ownership of the Shares pursuant to the Offer. JS Acquisition has indicated that, should any such approval or other action be required, it contemplates (as of the date of the Offer to Purchase) that such approval or actions would be sought to be taken.

State Takeover Laws

A number of states have adopted laws and regulations applicable to offers to acquire securities of corporations which are incorporated in such states and/or which have substantial assets, shareholders, principal executive offices or principal places of business therein. JS Acquisition does not believe that any state takeover laws purport to apply to the Offer or the Merger, other than the Indiana Business Takeover Offers Act (the “Indiana Takeover Act”). JS Acquisition intends to file a request for an order from the Indiana Securities Commissioner to the effect that the Offer and the Merger are exempt from the provisions of the Indiana Takeover Act as not intended to, and not having the effect of, changing the control of Emmis. JS Acquisition is reserving the right to challenge the validity or applicability of any state law allegedly applicable to the Offer or the Merger, and nothing in the Offer to Purchase nor any action taken in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that any takeover statute applies to the Offer or the Merger, and if an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer or the Merger, JS Acquisition might be required to file certain information with, or receive approvals from, the relevant state authorities, and, according to the Offer to Purchase, JS Acquisition might be unable to accept for purchase, or pay for, the Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, according to the Offer to Purchase, JS Acquisition may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

Shareholder Litigation

On April 26, 2010, JS Acquisition announced its intention to commence the proposed tender offer. Thereafter, a number of purported class actions were filed against various combinations of Emmis, JS Acquisition, Alden, and members of the Board concerning the proposed tender offer. Emmis is aware of the following five class action lawsuits:

•	Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed April 27, 2010;

•	Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed April 30, 2010;

•	William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed May 3, 2010;

•	David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh,Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed May 6, 2010; and

•	Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed May 12, 2010.

Defendants have been granted automatic 30-day extensions, pursuant to Court rules, to respond to the complaints.

On May 6, 2010, Plaintiffs in the Jarosclawicz action served initial discovery requests on Defendants.

On May 10, 2010, Plaintiffs in the Ross and McQueen actions moved to consolidate those two actions into one and also moved for the appointment of Brower Piven, A Professional Corporation and Kroger Gardis & Regas, LLP as Interim Co-Lead Counsel. By order dated May 11, 2010, the Court conditionally approved the consolidation and set a hearing for June 1, 2010 on the issue of lead counsel.

On May 14, 2010, Plaintiffs in the Stabosz action served initial discovery requests on Defendants.

On May 20, 2010, Plaintiffs in the Stabosz action filed a Motion for Expedited Response to certain document requests, which motion currently is pending.

On May 20, 2010, Plaintiffs in the Hinkle, Jarosclawicz, and Stabosz actions moved to consolidate those actions into the Ross/McQueen action, which motion currently is pending.

On May 21, 2010, certain of the Defendants in the Ross action filed a Motion for Change of Venue from the Judge. By Order dated May 24, 2010, the Court granted the motion. Pursuant to Court rules, a new judge will be selected by the parties by June 7, 2010.

On May 26, 2010, the law firms representing the Stabosz and Hinkle Plaintiffs filed in the Ross, Stabosz, and Hinkle actions motions to appoint Cohen & Malad LLP and Wolf Popper LLP as co-lead counsel and in opposition to the appointment of Brower Piven and Kroger Gardis & Regas, LLP as co-lead counsel. The motions currently are pending.

On May 28, 2010, the law firms representing the plaintiffs in the Ross and McQueen cases filed a memorandum in opposition to the consolidation of the Stabosz, Hinkle and Jarosclawicz cases and further moved to stay those two actions. In addition, those firms moved for expedited discovery from the defendants.

Also on May 28, 2010, the plaintiff in Hinkle filed an emergency motion for preliminary injunction to enjoin the defendants from taking any steps to consummate the transaction. That plaintiff also requested expedited discovery from the defendants and the setting of an expedited briefing schedule. A hearing on the motion for preliminary injunction has been set for June 23, 2010, at 1:30 p.m.

In addition, several law firms and investor advocacy groups that have not appeared in the above-listed lawsuits, including but not limited to Finkelstein Thompson LLP, the Law Offices of Howard G. Smith, Levi & Korinsky, LLP, Rigrodsky & Long, P.A., Tripp Levy PLLC, Wolf Haldenstein Adler Freeman & Herz LLP and the Shareholders Foundation, Inc., have commenced investigations into potential claims with respect to the transactions described in the Offer to Purchase.

Certain Forward-Looking Statements

This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Although Emmis believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of risks and uncertainties could cause actual events or results to differ materially from these statements, including without limitation, the risk factors described from time to time in Emmis’ documents and reports filed with the SEC. Accordingly, actual future events may differ materially from those expressed or implied in any such forward-looking statements.

The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.

Item 9.	Exhibits.

The exhibits listed in the accompanying Exhibit Index are filed or incorporated by reference as a part of this Statement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMMIS COMMUNICATIONS CORPORATION

By:	/s/ J. Scott Enright
Name:     J. Scott Enright

Title:	Executive Vice President, General Counsel and Secretary

Dated: June 2, 2010

EXHIBIT INDEX

Exhibit	Description

*(a)(1)(i)	Letter, dated June 2, 2010, from the Committee of Disinterested Directors to the holders of the shares of Class A Common Stock, par value $0.01 per share, of Emmis Communications Corporation.
(a)(1)(ii)	Offer to Purchase, dated June 2, 2010 (incorporated by reference to Exhibit (a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).
(a)(1)(iii)	Joint Press Release, dated April 26, 2010, issued by JS Acquisition, Inc. and Alden Global Capital (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).
(a)(1)(iv)	Press Release, dated May 25, 2010, issued by Emmis Communications Corporation (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on May 26, 2010).
(a)(1)(v)	Press Release, dated June 2, 2010, issued by JS Acquisition, Inc. (incorporated by reference to Exhibit(a)(1)(x) to the combined Statement on Schedule TO and Schedule 13E-3 filed by JS Acquisition, Inc., JS Acquisition, LLC, Jeffrey H. Smulyan and Emmis Communications Corporation with the SEC on June 2, 2010).
(a)(1)(vi)	Proxy Statement/Offer to Exchange, dated May 27, 2010 (incorporated by reference to Exhibit(a)(1)(i) to the combined Statement on Schedule TO and Schedule 13E-3 filed by Emmis Communications Corporation with the SEC on May 27, 2010).
(a)(5)(i)	Complaint of Fritzi Ross, on behalf of herself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, Emmis Communications Corporation, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D13 1004 MF 019005, filed with the Superior Court of Marion County in the State of Indiana on April 27, 2010 (incorporated by reference to Exhibit (a)(5)(i) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).
(a)(5)(ii)	Complaint of Charles Hinkle, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D10 1004 PL 019747, filed with the Superior Court of Marion County in the State of Indiana on April 30, 2010 (incorporated by reference to Exhibit (a)(5)(ii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).
(a)(5)(iii)	Complaint of William McQueen, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Inc., and Alden Global Capital; Cause No. 49D02 1005 MF 020013, filed with the Superior Court of Marion County in the State of Indiana on May 3, 2010 (incorporated by reference to Exhibit (a)(5)(iii) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).
(a)(5)(iv)	Complaint of David Jarosclawicz, on behalf of himself and all others similarly situated vs. Jeffrey H. Smulyan, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel, Patrick M. Walsh, JS Acquisition, Incorporated, and Emmis Communications Corporation; Cause No. 49D03 1005 PL 020506, filed with the Superior Court of Marion County in the State of Indiana on May 6, 2010 (incorporated by reference to Exhibit (a)(5)(iv) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).
(a)(5)(v)	Complaint of Timothy Stabosz, on behalf of himself and all others similarly situated vs. Susan Bayh, Gary Kaseff, Richard Leventhal, Peter Lund, Greg Nathanson, Jeffrey H. Smulyan, Lawrence Sorrel, Patrick Walsh, and Emmis Communications Corporation; Cause No. 49D11 1005 PL 021432, filed with the Superior Court of Marion County in the State of Indiana on May 12, 2010 (incorporated by reference to Exhibit (a)(5)(v) to the Statement on Schedule TO filed by Emmis Communications Corporation with the SEC on June 2, 2010).
(d)(i)	Letter of Intent, dated April 26, 2010, by and between Alden Global Capital and JS Acquisition, Inc. (incorporated by reference to the Statement on Schedule TO-C and Schedule 14A filed by JS Acquisition, Inc. with the SEC on April 26, 2010).

Exhibit	Description

(d)(ii)	Agreement and Plan of Merger, dated May 25, 2010, by and among JS Acquisition, LLC, JS Acquisition, Inc. and Emmis Communications Corporation (incorporated by reference to Appendix IV to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communication Corporation with the SEC on May 27, 2010).
(d)(iii)	Securities Purchase Agreement dated, May, 24, 2010, by and among Alden Global Distressed Opportunities Master Fund, L.P., Alden Global Value Recovery Master Fund, L.P., Alden Media Holdings, LLC, JS Acquisition, LLC and Jeffrey H. Smulyan (incorporated by reference to Appendix II to the Preliminary Proxy Statement on Schedule 14A filed by Emmis Communications Corporation with the SEC on May 27, 2010).
(d)(iv)	Rollover Agreement, dated May 24, 2010, by and among JS Acquisition, LLC and the Rolling Shareholders (as defined therein) (incorporated by reference to Exhibit 99.3 to Amendment No. 6 to Jeffrey H. Smulyan’s Schedule 13D/A, filed by Jeffrey H. Smulyan with the SEC on May 27, 2010).
(e)(i)	Emmis Communications Corporation 2004 Equity Compensation Plan as Amended and Restated in 2008 (incorporated by reference to Exhibit 10.19 to the Form 8-K filed by Emmis Communications Corporation with the SEC on January 7, 2009).
(e)(ii)	Emmis’ Annual Report on Form 10-K for the fiscal year ended February 28, 2010 (incorporated by reference to the Annual Report on Form 10-K filed by Emmis Communications Corporation with the SEC on May 7, 2010).

*	Filed herewith

ANNEX A

May 25, 2010

Committee of Disinterested Directors of the Board of Directors
Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, IN 46204

Members of the Committee:

We understand that Emmis Communications Corporation (“Emmis” or the “Company”), JS Acquisition, LLC (“Parent”) and JS Acquisition, Inc., a subsidiary (“Merger Subsidiary”) owned by Parent and by Mr. Jeffrey H. Smulyan (“Smulyan”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of May 25, 2010, (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Merger Subsidiary of a tender offer (the “Tender Offer”) for all of the outstanding shares of Class A Common Stock, par value $0.01 per share of the Company (the “Shares”), other than the Shares beneficially owned by Merger Subsidiary, Parent or Smulyan and his affiliates (collectively the “Purchaser Group”) or Alden Global Capital or its affiliates (“Alden”) and the Shares to be contributed to the Company by the parties to the Rollover Agreement (the “Rolling Shareholders”), at an offer price of $2.40 per share, without interest and subject to applicable withholding taxes (the “Offer Price”) in cash; (ii) the commencement by the Company of an offer (the “Exchange Offer”) to exchange all of the outstanding shares of 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares”), of the Company for a newly issued series of 12% Senior Subordinated Notes due 2017 of the Company with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the Preferred Shares and (iii) the subsequent merger (the “Merger”) of Merger Subsidiary with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Parent, and each outstanding Share, other than any Shares held by Parent or the Company or any Shares as to which dissenters’ rights have been perfected, shall be converted into the right to receive the Offer Price in cash. The terms and conditions of the Tender Offer, the Exchange Offer and the Merger are more fully set forth in the Merger Agreement. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Merger Agreement.

The Committee of Disinterested Directors of the Board of Directors (the “Committee”) has asked for our opinion as to whether the Offer Price to be received by the holders of Shares (other than the Purchaser Group, Alden and the Rolling Shareholders) pursuant to the Tender Offer and the Merger is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed a budget for the fiscal year ending February 28, 2011 (the “2011 Budget”), dated May 7, 2010, prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company, as well as the impact of potential asset sales on the Company’s ability to generate the cash necessary to service its existing indebtedness and other obligations, with senior executives of the Company;

5)	Reviewed the Company’s liquidity and the maturity and other terms of its existing credit facility;

6)	Reviewed the reported prices and trading activity for the Shares;

7)	Compared the financial performance of the Company and the prices and trading activity of the Shares with that of certain other publicly-traded companies comparable with the Company, and their securities;

8)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

9)	Reviewed a draft dated May 25, 2010 of the Merger Agreement and certain related documents; and

10)	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company or the Company’s management and formed a basis for this opinion. With respect to the 2011 Budget, we have assumed that it has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. We note that the Company did not prepare financial projections for any years or periods beyond fiscal year 2011 and, therefore, for purposes of our opinion we did not perform a discounted cash flow analysis or any other analyses that would require the financial projections of the Company. In addition, we have assumed that the Tender Offer, the Exchange Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, without any waiver, amendment or delay of any terms or conditions. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer, Exchange Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer, Exchange Offer or the Merger. We are not legal, tax, regulatory or solvency advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. This opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company. Our opinion does not address the underlying business decision of the Company to enter into the Merger Agreement, or the relative merits of the Transactions as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. This opinion addresses only the fairness from a financial point of view of the Offer Price to be paid pursuant to the Tender Offer and the Merger to the holders of Shares (other than the Purchaser Group, Alden and the Rolling Shareholders).

We do not express any view on, and our opinion does not address, any other term or aspect of the fairness of the Tender Offer or the Merger to, or any consideration received in connection therewith by, the holders of the Preferred Shares or the Class B Shares or any other class of securities, creditors, or other constituencies of the Company other than the holders of the Shares (other than the Purchaser Group, Alden and the Rolling Shareholders). We express no view or opinion as to any other terms or other aspects of the Transactions, including, without limitation, the Exchange Offer. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares in the Tender Offer or in the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals upon which we have relied without independent verification. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Committee in connection with the Transactions and will receive a fee for our services. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to any acquisition, business combination or other extraordinary transaction, involving the Company, nor did we negotiate with any third parties, including Smulyan, Alden and the Purchaser Group, with respect to a possible acquisition of the Company. We have not been involved in structuring, planning or negotiating the Transactions.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Company, the Parent, Alden or any other company, or any currency or commodity, that may be involved in the Transactions, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Committee and may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to whether the holders of Shares should tender their Shares into the Tender Offer or how the shareholders of the Company should vote at any shareholders’ meeting that may be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Offer Price to be received by the holders of Shares (other than Purchaser Group, Alden and the Rolling Shareholders) pursuant to the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ K. Don Cornwell
K. Don Cornwell
Managing Director

ANNEX B
PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller Discussion Materials 25 May 2010

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller Disclaimer We have prepared this document solely for the use of the Committee of Disinterested Directors (the “Committee”) of the Board of Directors of Miller (“Miller” or the “Company”) in connection with its review and evaluation of the transactions contemplated in the form of draft documentation received May 24, 2010 between the Company, Miller’s Chairman and CEO, John Starks (“Starks”), JS Acquisition, Inc. (“JS Acquisition”) and Alonzo Global Capital (“Alonzo”). You must hold this document and any oral information provided in connection with this document in strict confidence and may not communicate, reproduce, distribute or disclose it to any other person, or refer to it publicly, in whole or in part at any time except with our prior written consent. We have prepared this document and the analyses contained in it based, in part, on certain assumptions and information obtained by us from the Committee, the directors, officers, employees, agents or affiliates of Miller and/or from other sources. Our use of such assumptions and information does not imply that we have independently verified or necessarily agree with any of such assumptions or information, and we have assumed and relied upon the accuracy and completeness of such assumptions and information for purposes of this document. 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PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller Section 1 Transaction Background 3

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller TRANSACTION BACKGROUND Process Overview Under the LOI, JS Acquisition April 26 JS Acquisition, Inc. (“JS Acquisition”), an entity controlled by Miller’s Chairman and CEO, intended to submit the back- John Starks (“Starks”), and Alonzo Global Capital (“Alonzo”) announced they have end merger directly to entered into a non-binding Letter of Intent (the “LOI”) pursuant to which JS Acquisition shareholders without a board intends to purchase all shares of Class A common stock of Miller Communications recommendation Corporation (“Miller” or the “Company”) not currently owned by JS Acquisition, Starks and his affiliates at a cash purchase price of $2.40/share, and to exchange all of the – The Committee has outstanding shares of Miller’s preferred stock for newly-issued 12.0% senior concluded and the Company subordinated notes due 2017, with an aggregate principal amount equal to 60% of the has chosen to seek a board aggregate liquidation preference (1) recommendation to approve the transaction rather than April 26 — May 6 The Committee of Disinterested Directors (the “Committee”) retains independent advisors submit it directly to shareholders without a May 11 Due diligence meeting in Indianapolis between Company management and Morgan recommendation Stanley Starks has reiterated in a public May 19 Preliminary discussion with Committee regarding fiduciary responsibilities, Indiana law statement that he is not and Morgan Stanley’s work to date interested in selling his shares and, as controlling common The Committee receives draft documentation regarding a proposal (the “Proposal”) from shareholder, will not support JS Acquisition and Alonzo contemplating certain transactions between and among JS Acquisition, Starks, Alonzo and / or Miller (the “Transactions”) another transaction May 21 The Committee requests an increase in the offer price per share and a “majority of the minority” condition May 25 Morgan Stanley discusses its findings with the Committee

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

- Morgan Stanley was retained by the Committee to evaluate the proposal reflected in the LOI
- Analyses included herein are based on management's internal budget dated May 7, 2010 for its fiscal year ended February 28, 2011 (the "2011 budget")
- Morgan Stanley was not provided with financial projections for any year or period beyond February 28, 2011 as management does not generate financial projections in the ordinary course of business
- The management team also stated that, given the state of the industry and general economy, they did not believe any financial projections generated by the Company would be reliable predictors of future performance

TRANSACTION BACKGROUND

Transaction Overview

$MM, unless otherwise indicated

	Unaffected Price [1]	Proposal [2]
Share Price	$1.07	$2.40
FDSO	38.2	38.2
Equity Value	40.9	91.8
Total Debt	341.2	341.2
Net Debt [3]	334.4	334.4
Preferred Stock	140.5	140.5
Noncontrolling Interest	49.4	49.4
Equity Investments	(2.7)	(2.7)
Aggregate Value	562.5	613.3
Miller AV / CY 2010E Adj. EBITDA [4]	16.8x	18.3x
Comparable Company AV / CY 2010E EBITDA [5]	~6.0x - 9.0x	~6.0x - 9.0x

- Tender Offer to Miller's Class A common shareholders for $2.40/share in cash [2]
- Premium to average price prior to announcement [6]: 120% to 30-day average, 116% to 90-day average, 204% to 1-year average
- Pro forma for the transaction and as a result of the exchange the Company will incur an additional $84.3MM in new debt
  - LTM leverage to increase from 13.5x to 16.8x

Notes
1. Unaffected stock price as of 3/26/10
2. Excludes owners of rollover shares (Starks, JS Acquisition, Alonzo and certain members of management)
3. Includes cash balance of $7MM
4. Based on CY 2010E adjusted EBITDA of $34MM
5. Peers include Citadel, Cumulus, Entercom, Radio One and Saga; Citadel based on a reorganized post-petition capital structure
6. Average prices calculated prior to unaffected stock price as of 3/26/10

Morgan Stanley
5

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

TRANSACTION BACKGROUND

Summary of Transactions

Proposed Amendments	• Elimination of rights of Existing Preferred Stock holders to: – (i) Require Miller to redeem their shares on the first anniversary after the occurrence of certain going private transactions – (ii) Nominate directors to Miller's board of directors • Upon proposed merger of JS Acquisition and Miller, automatic conversion of: – (i) Existing Preferred Stock not exchanged (other than Preferred Stock held by Alonzo) for new 12% Senior Subordinated Notes due 2017 ("New Notes") into amount of consideration that would be paid to holders of Class A Common Stock into which Existing Preferred Stock was convertible immediately prior to Subsequent Merger – (ii) Existing Preferred Stock held by Alonzo into New Notes at a rate of $600.00 principal amount of New Notes per $1,000.00 of liquidation preference of Existing Preferred Stock, excluding accrued and unpaid dividends
JS Acquisition Tender Offer (the "Tender Offer")	• JS Acquisition to launch a tender offer for all outstanding Class A Common Stock of Miller for $2.40/share not beneficially owned by JS Acquisition, Starks or Alonzo
Alonzo Purchase Agreement	• Simultaneously with completion of the JS Acquisition Tender Offer, Alonzo to provide all necessary funds for the Tender Offer, by purchasing for $90MM in cash: – (i) Series A Convertible Redeemable PIK Preferred Stock of JS Acquisition, with a 5% annual coupon for the first two years and 15% annual coupon thereafter – (ii) [ ]% of JS Acquisition's common stock
Exchange Offer	• Offer to issue $84.3MM of New Notes (assuming 100% exchange) for all outstanding Existing Preferred Stock at a rate of $600.00 principal amount of notes for each $1,000.00 of liquidation preference of Existing Preferred Stock, conditioned on: – (i) Obtaining 2/3 vote of Existing Preferred Stock holders (Alonzo controls ~41% of Preferred Stock) – (ii) Majority vote of Class A and Class B Common Stock holders – (iii) Minimum tender condition met (majority of voting power of Class A and Class B voting as single class / one vote each; Starks and Alonzo together control ~17% of the Common Stock)

Source Draft Documentation

Morgan Stanley 6

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller TRANSACTION BACKGROUND Summary of Transactions (cont’d) Merger Proxy Vote for the merger of JS Acquisition and Miller to be held if: Solicitation (i) JS Acquisition Tender Offer and the Exchange Offer have been completed (ii) Proposed Amendments are adopted and effected Miller to survive as subsidiary of JS Acquisition (i) John Starks to hold all shares of newly issued class of voting common stock of Miller (ii) JS Acquisition to hold all shares of newly issued class of non-voting common stock of Miller Subsequent Merger Class A Common Stock holders (other than shares held by the purchaser group) to receive $2.40/share in cash Each remaining share of Existing Preferred Stock not exchanged to receive $5.856 in cash from JS Acquisition Shares of Existing Preferred Stock owned by Alonzo to be converted into New Notes All outstanding options to purchase Class A Common Stock to vest JS Acquisition Class A and Class B Common Stock to be converted into Miller Class A and Class B Common Stock Board of Directors Upon entry into binding documentation, JS Acquisition shall use commercially reasonable efforts to cause a representative designated by Alonzo to be elected to Miller’s Board of Directors Governing Law Indiana Source Draft Documentation

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

TRANSACTION BACKGROUND

Miller Trading Performance and Market Reaction

Summary of Miller Trading Activity

- In 2010, Miller's share price has increased 83% from $1.17 at the end of 2009

Miller Stock Price Trading Performance

Since January 1, 2010


$
Shares ('000s)
2.50
2.00
1.50
1.00
0.50
0.00
3,000
2,500
2,000
1,500
1,000
500
0
Offer price (Letter of Intent as of 4/26) of $2.40 per share
April 26, 2010 – John Starks and Alonzo announced their LOI to take Miller private
April 23, 2010 – Stock price one day prior to announcement: $2.30
April 16, 2010 – Stock price ten days prior to announcement: $1.81
March 26, 2010 – Stock price one month prior to announcement: $1.07
January 8, 2010 – Filed 10-Q for 3Q '10
May 7, 2010 – Filed 10-K for FY 2010A
$2.14 (+83%)(1)
1-Jan-10
15-Jan-10
29-Jan-10
12-Feb-10
26-Feb-10
12-Mar-10
26-Mar-10
9-Apr-10
23-Apr-10
7-May-10
21-May-10
Volume
Price

Source: FactSet

Post-Offer Trading Prices

Date	Closing Price	Premium to: 30 Days Prior	100 Days Prior	1 Year Prior
04/26/10	2.38	122.4%	95.1%	510.3%
04/27/10	2.20	106.0%	80.3%	464.1%
04/28/10	2.31	115.9%	89.3%	492.3%
04/29/10	2.33	117.8%	91.0%	497.4%
04/30/10	2.32	116.8%	90.2%	494.9%
05/03/10	2.33	117.8%	91.0%	497.4%
05/04/10	2.32	116.8%	90.2%	494.9%
05/05/10	2.29	114.0%	87.7%	487.2%
05/06/10	2.20	106.0%	80.3%	464.1%
05/07/10	2.18	103.7%	78.7%	459.0%
05/10/10	2.24	109.3%	83.6%	474.4%
05/11/10	2.27	112.1%	86.1%	482.1%
05/12/10	2.25	110.3%	84.4%	476.9%
05/13/10	2.27	112.1%	86.1%	482.1%
05/14/10	2.18	103.7%	78.7%	459.0%
05/17/10	2.27	111.7%	85.7%	480.8%
05/18/10	2.22	107.5%	82.0%	469.2%
05/19/10	2.22	107.5%	82.0%	469.2%
05/20/10	2.19	104.7%	79.5%	461.5%
05/21/10	2.14	100.0%	75.4%	448.7%

Note
1. As of May 21, 2010

Morgan Stanley
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PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller Section 2 Radio Industry Landscape

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

RADIO INDUSTRY LANDSCAPE

Overview of the U.S. Media Landscape

Share Price Performance and U.S. Advertising Spend

- Since 2009, media stocks, and traditional media stocks in particular, have experienced dramatic value appreciation
- Appreciation in share prices reflects anticipation of cyclical advertising rebound
- Nevertheless, overall advertising spend is projected to decline from '08 levels

Sector Return, January 2009 – May 2010 (1)


%
1,000
800
600
400
200
0
687
529
406
128
82
80
76
58
20
18
12
2
Radio Broadcasting
TV Broadcasting
Newspapers
Cable Networks
Magazines
Outdoor
DBS
Conglomerates
S&P 500
Cable
Wireless
RBOCs

Source FactSet

U.S. Advertising Spend by Media (2008 & 2010) (2)


2008A
Directories 4%
Other (3) 8%
Television 19%
Radio 6%
Magazines 8%
Newspapers 15%
Internet 6%
Direct Mail 16%
Telemarketing 16%
Outdoor 2%
Total: $304Bn
2010E
Directories 4%
Other (3) 8%
Television 19%
Radio 6%
Magazines 6%
Newspapers 11%
Internet 9%
Direct Mail 17%
Telemarketing 18%
Outdoor 2%
Total: $280Bn

Source Wall Street Research (October 2009)

Global Economy and U.S. Real GDP Growth Forecast

Consensus Estimates


%
5
4
3
2
1
0
(1)
(2)
(3)
3.8
3.5
(1.9)
(2.4)
2009A
2010E
Global Economy
U.S.

Source Morgan Stanley Global Insight, May 2010

Notes
1. Prices as of 5/21/10; Returns exclude dividends; Cable includes CMCSA, CVC, MCCC and TWC; DBS includes DTV and DISH; RBOCs includes T, VZ and Q; Outdoor includes LAMR, CCO, JCDX; Cable Networks includes DISCA and SNI; Wireless includes LEAP, PCS, S and USM; Conglomerates includes CBS, DIS, NWSA, TWX and VIA; Radio Broadcasting includes CMLS, ETM, Miller, ROIAK and SGA; TV Broadcasting includes BLC, GTN, TVL, NXST and SBGI; Newspapers includes GHS, LEE, MNI and NYT. Magazines includes MDP and PLA
2. Excludes sales promotions
3. Includes cinema, public relations and event sponsorships

Morgan Stanley

10

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller RADIO INDUSTRY LANDSCAPE Key Themes and Trends in the Radio Sector Current Environment Radio Recovery Prospects Broad market has experienced material valuation declines since Strong and stable weekly reach and listenership, though future 2008, and until recently, traditional media with advertising exposure impact of PPM uncertain and dependent on targeted audience has dramatically underperformed Local radio advertising recovery currently supported by rebound in GDP growth declined meaningfully in 2009, but 2010 is auto and consumer / retail sectors in 2010-2011 demonstrating real growth in the U.S. (though off a low base) Radio remains among the lowest cost distribution and advertising Cyclical decline in radio broadcasting industry beginning to turn, mechanisms relative to television and newspapers though somewhat market dependent Potential Threats to Radio Recovery Strategic Industry Considerations The Internet, while perceived to encroach a radio recovery, is Radio remains one of the highest margin advertising-based largely driven by paid search businesses with the lowest capital requirements Satellite radio initially a concern, but mitigated by low penetration, Clear focus across the radio industry on effective cost management high customer acquisition costs and potentially uncertain financial (though much of this action has been taken) performance Investor concerns remain due to highly levered capital structures Inventory utilization, product quality and pricing by the radio industry and long-term ability to refinance itself are key factors Fragmented industry attractive for further consolidation (though impeded by leverage and lack of capital)

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller RADIO INDUSTRY LANDSCAPE Ad Spend Has Been Correlated to GDP Growth Shifts in advertising U.S. Advertising (Total & Radio) vs. U.S. GDP (Nominal % Change) expenditures have proven to be 1980-2012E highly correlated to cyclical 20% changes in GDP growth Advertisers tend to spend more on GDP upswings in 15% anticipation of future growth, but curb spending sharply when the economy slows 10% – Hence, overshoot on both upside and downside 5% 0% (5%) (10%) (15%) 19 19 19 19 19 19 19 19 1 1 1 1 1 1 1 1 1 1 1 20 20 20 20 20 8 0 8 1 8 2 8 3 84 85 86 87 988 989 990 991 992 993 994 995 996 997 998 1999 2000 2001 2002 2003 2004 2005 2006 2007 0 8 0 9 1 0 1 1 1 2 E E E GDP Growth Ad Expenditure Growth Radio Ad Expenditure Growth Sources Zenith Optimedia Advertising Expenditure Forecast, Bureau of Economic Analysis, Wall Street Research

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller RADIO INDUSTRY LANDSCAPE The Overall Market Performs As Do Critical Ad Categories Macroeconomic Growth Projections % 6 4.9 Radio advertising is 4.5 4.5 concentrated on local spending 4 1.8 1.7 2.1 2 – Approximately 80% local and 20% national 0 2010E 2011E 2012E Radio exposure to local trends Nominal U.S. GDP CPI are linked to the retail, Source Morgan Stanley Global Insight consumer and auto industries – A recovery in these industry Radio Ad Spend by Industry Vertical verticals may help drive a 2007 return in the radio industry % 30 21.1 19.3 17.9 20 13.6 10.4 8.4 8.0 10 1.3 0 Other (1) Retail Other Consumer (2) Auto Financial Tech / Telecom Media Real Estate Services Source Wall Street Research, 2008 Industry Vertical Revenue Growth Projections % 30 22.3 20 14.4 12.4 10 3.9 5.4 4.5 5.0 5.2 2.8 0 2010E 2011E 2012E U.S. Auto U.S. Retail U.S. Telecom Source Morgan Stanley Global Insight Notes 1. Includes office equipment, government spending, education and other categories 13 2. Includes travel, restaurants, apparel, beverage and other categories

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

RADIO INDUSTRY LANDSCAPE

Radio Recovery Correlated to Specific Industry Trends

- A continued rebound in specific industries may contribute to an advertising spend recovery in radio broadcasting

Continued Strength in Retail and Consumer Trends

Wall Street Research

- "…we'd characterize April retail sales as a sequential improvement, given the consensus view that March retail sales were artificially high due to pent-up demand generated in Jan / Feb, which were negatively impacted by poor weather and the Toyota "sales suspension". (Wall Street Research, 5/03/10)

- "Ultimately we would not see any pause in light vehicle retail as meaningfully negative given the distortion of the March number and our expectations for a sustained rebound [led] by increasing consumer confidence and vastly improved financing rates and availability." (Wall Street Research, 4/26/10)

Consumer Confidence Index

January 2009 – April 2010
(1985=100)


60
50
40
30
20
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10

Source Conference Board

Auto Ad Spend Growth Driven By Vehicle Sales Recovery

Light Vehicle Sales (MM)


% YoY Growth
18.0
15.0
12.0
9.0
6.0
3.0
0.0
30%
20%
10%
0%
(10%)
(20%)
(30%)
(40%)
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08
4Q08
1Q09
2Q09
3Q09
4Q09
1Q10
2Q10
3Q10
4Q10
Light Vehicle Sales
Auto Ad Spend YoY

Source Morgan Stanley Research

Morgan Stanley
14

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller RADIO INDUSTRY LANDSCAPE Radio Share Price Performance January 1, 2010 – May 21, 2010 Since January 1, 2010, Miller Radio Broadcasting Indexed Share Price Performance and its peers have significantly 2010 YTD outperformed both the Russell % 2000 and the S&P 500 250 200 SGA: 91% CMLS: 85% Miller: 84% ETM: 72% 150 ROIAK: 36% Russell 2000: 4% 100 S&P 500: (3%) Share Price Performance Since Since 01/01/08 01/01/10 50 Miller (44.4%) 83.7% SGA 1.7% 91.0% CMLS (47.6%) 84.6% 0 Jan-10 Feb-10 Mar-10 Apr-10 May-10 ETM (11.0%) 72.4% ROIAK 67.1% 36.1% Miller ETM ROIAK CMLS SGA S&P 500 Russell 2000 (14.3%) 4.2% Russell 2000 S&P 500 (25.9%) (2.5%) Source FactSet

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller Section 3 Miller Financial Situation

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller MILLER FINANCIAL SITUATION Financial Situation Overview Operating Miller derives the majority of its revenue from, and operates its radio assets within, large markets (e.g. NY, LA and Chicago — ~72% of Environment total FY 2010A revenue), but faces intense competition from both CBS and Clear Channel, who have considerably more scale Miller’s markets continue to be in disparate stages of economic recovery (current rebound in New York vs. prolonged weakness in Los Angeles due to the severity of the real estate crisis in southern California) Miller’s FY 2010A financial results declined materially due to a weak advertising environment during the global recession, but the Company expects a modest recovery in FY 2011E as the macroeconomic environment improves Under management’s latest projections, FY 2011E revenue is expected to increase ~5% from FY 2010A. However, year-to-date top-line budget vs. actual results have been mixed. Management remains optimistic, but is currently not on pace to achieve the projected ~5% growth (though seasonality of business has historically led to better performance in 2Q and 3Q vs. 1Q and 4Q) Management believes advertisers are “re-discovering” radio, in particular related to the automotive and other key advertising categories Year-to-date, the publishing segment is ahead of budget with 1% top-line growth expected Nevertheless, margins are expected to be ~6%, well below the 20%+ margins expected of radio due to the higher cost, lower margin nature of the publishing business and targeted wealthy audience, which has been more impacted by this recession Material cost control efforts (~20% reduction in workforce, 8-13% reduction in wages) over the past two years leave Miller poised to benefit from any top-line improvement, but with limited further cost reduction opportunities Leverage Miller is currently highly levered, having a total debt to EBITDA ratio of ~13.5x LTM 2010 adjusted EBITDA (1) Liquidity As of February 28, 2010, Miller had $18.9MM of liquidity as defined under the credit agreement, with $2.0MM drawn and $0.9MM of LCs outstanding under its credit facility. As of the same date, cash and cash equivalents totaled $6.8MM with $3.6MM held in European financial institutions While Miller believes its liquidity is adequate for FY 2011E, Miller’s credit facility requires that it maintain certain minimum EBITDA levels to access its revolver. Covenant “holiday” extends until August 31, 2011 Without continued access to a revolving credit facility, Miller will have to rely on its limited cash reserves, cash flow generated from operations and / or asset sales to service its debt and support operations Current Credit Currently, Miller owes $359.2MM under its credit facility, consisting of a $20.0MM revolving credit facility (due November 2012) and a Facility $339.2MM term loan (due November 2013) Miller will require some combination of (i) a refinancing based on improved performance, (ii) asset sales and (iii) potentially an additional amendment, to avoid default and ultimately service this debt as it comes due Sources Management, Public Filings Note 1. LTM adj. EBITDA of $25MM, adjusted for $7.6MM of one-time severance and ($4.2)MM of noncontrolling interest cash. Based on covenant EBITDA of $26MM, covenant leverage ratio equals ~13.2x 17

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller MILLER FINANCIAL SITUATION Historical Financial Performance (1) Last 5 Fiscal Years ended February 28 Revenue BCF Miller’s operating performance $MM, unless otherwise indicated $MM, unless otherwise indicated has significantly declined over the last 5 years 500 150 ’ 6 0 -’ 1 0 C A G : R ( 9 127 0 ’ % ) 6- 1 ’ – Revenue has declined ~9% 400 120 0 C A 358 344 R G : on an annual basis 339 101 ( 2% 6 308 ) 300 90 79 – BCF and EBITDA have 243 66 declined ~26% and ~28%, 200 60 respectively, on an annual 37 basis 100 30 – Since 2006, BCF and 0 0 EBITDA margins have 2006 2007 2008 2009 2010 2006 2007 2008 2009 2010 declined by 1,970 bps and % Growth: 6.5% (3.8%) (1.6%) (9.1%) (21.2%) % Margin: 34.9% 29.4% 23.3% 21.4% 15.2% % Growth: (0.5%) (19.0%) (22.0%) (16.5%) (44.0%) 1,530 bps, respectively Source Management Source Management EBITDA $MM, unless otherwise indicated 100 94 0 ’ 6- ’ 10 C AG 80 75 R : ( 8 2% ) 62 60 51 40 25 20 0 2006 2007 2008 2009 2010 % Margin: 25.7% 21.8% 18.4% 16.4% 10.4% % Growth: (2.7%) (18.5%) (17.0%) (18.7%) (50.1%) Source Management

PREPARED AT THE DIRECTION OF COUNSEL HHIGHLY CONFIDENTIAL Project Miller MILLER FINANCIAL SITUATION Miller’s 2011 Budget FY 2010A and FY 2011E Recent and Projected Financials - Fiscal Year Ending February 28 $MM, unless otherwise indicated 2010A 2011E FY Q1 Q2 Q3 Q4 FY Variance Revenues Domestic Radio $159.4 $39.8 $47.0 $43.2 $35.7 $165.8 4.0% International Radio 16.2 3.4 4.3 4.1 4.9 16.6 2.7% Interactive 2.0 0.8 1.2 1.1 1.4 4.6 127.9% Publishing 65.0 16.0 14.6 19.3 16.7 66.7 2.6% Total 242.6 60.0 67.2 67.7 58.7 253.7 4.6% Broadcast Cash Flow (“BCF”) Domestic Radio 37.7 11.1 14.6 14.8 8.4 48.8 29.5% International Radio 3.2 0.5 1.5 1.2 2.2 5.5 70.9% Interactive (5.7) (1.1) (0.6) (0.6) (0.4) (2.7) NM Publishing (0.2) 0.4 (0.1) 2.8 0.8 3.9 NM Total 35.0 10.9 15.4 18.2 11.0 55.5 58.7% % Margin 14.4% 18.2% 22.9% 26.9% 18.7% 21.9% Corporate Overhead (13.1) (3.2) (2.8) (2.8) (2.8) (11.5) NM EBITDA 21.9 7.8 12.6 15.4 8.2 44.0 101.1% % Margin 9.0% 12.9% 18.7% 22.8% 14.0% 17.3% Adjustments (1) 3.4 (1.2) (1.1) (1.2) (0.9) (4.4) NM Adjusted EBITDA 25.3 6.6 11.4 14.3 7.3 39.6 56.6% % Margin 10.4% 11.0% 17.0% 21.0% 12.5% 15.6% Sources Management, Public Filings Note 19 1. Per management, adjustments for one time severance charges and noncontrolling interests

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller MILLER FINANCIAL SITUATION Market Growth Benchmarking In 2011, management projects 2011E Market Growth Estimates growth in Miller clusters to outpace both market and Miller Market BIA Internal Miller Competitors’ competitor expectations Projections (1) Estimates(2) Cluster Projections(3) Market Projections(4) New York 3% 6% 8% 3-4% Los Angeles 3% 4% 9% 3-5% Chicago 2% 6% 2% 2-4% Austin 2% 2% 3% 2% St. Louis 1% 5% 3% 2-5% Indianapolis (2%) 2% 8% (1)-1% Terre Haute 2% NA 4% 2% Sources BIA (May 2010), Company Presentations Notes 1. Latest market growth projections as provided by Miller management. Miller fiscal year estimates 2. Latest market growth projections as estimated by BIA. Calendar year estimates 3. Latest growth projections for Miller clusters within respective markets. Miller fiscal year estimates 20 4. Latest competitor growth projections as provided by Miller management. Calendar year estimates

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

MILLER FINANCIAL SITUATION

Benchmarking Comparable Radio Companies

- Despite weaker margins than its peers, the Company projects relatively stronger BCF and EBITDA growth

Revenue Growth (1)

CY '09A-'10E

%


12
9
6
3
0
10
9
8
6
2
0
Average: 7%
CBS Radio
ETM
ROIAK
SGA
CTDBQ
Miller Radio

Sources Wall Street Research, Company Filings

BCF Growth (1)

CY '09A-'10E

%


50
40
30
20
10
0
43
22
19
18
16
9
Average: 22%
CBS Radio
ETM
Miller Radio (2)
SGA
CTDBQ
ROIAK

Sources Wall Street Research, Company Filings

EBITDA Growth (1)

CY '09A-'10E

%


40
30
20
10
0
28
26
23
18
13
Average: 20%
Miller Radio (2)(3)
ETM
SGA
CTDBQ
ROIAK

Sources Wall Street Research, Company Filings

Corporate Overhead (% of Revenue) (1)

CY '09A

%


10
8
6
4
2
0
9
8
7
6
6
4
Average: 7%
ROIAK
CMLS
SGA
Miller
ETM
CTDBQ

Sources Wall Street Research, Company Filings

CY 1Q '10 Results

Revenue Growth

	Revenue Growth	Revenue 1Q '09	Revenue 1Q '10
Miller Radio	(12.6%)	44.3	38.7
CBS Radio	8.9%	259.7	282.7
Entercom	7.2%	75.4	80.8
Saga	7.1%	26.1	28.0
Citadel	3.9%	158.9	165.0
Clear Channel Radio	3.2%	603.6	623.2
Cumulus	1.8%	55.4	56.4
Radio One	(2.1%)	60.3	59.0

Notes
1. Averages exclude Miller
2. Adjusted for severance charges and noncontrolling interest
3. Corporate overhead allocated to Radio segment as a percentage of revenue

Morgan Stanley

21

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller MILLER FINANCIAL SITUATION Benchmarking Comparable Radio Companies (cont’d) Miller’s radio segment BCF Margin (1) BCF Margin (1) significantly trails its peers in CY ’09A CY ’10E BCF and EBITDA margin % % 80 50 67 39 60 40 36 35 34 Average: 35% 32 39 Average: 37% 40 32 30 30 29 27 23 20 20 20 10 0 Clear ROIAK ETM CTDBQ SGA CBS Radio Miller Channel Radio(2) 0 Radio ROIAK ETM CBS Radio CTDBQ SGA Miller Radio(2) Sources Wall Street Research, Company Filings Sources Wall Street Research, Company Filings EBITDA Margin (1) EBITDA Margin (1) CY ’09A CY ’10E % % 40 40 33 30 32 32 32 30 28 27 Average: 28% Average: 31% 23 30 27 20 15 19 20 10 10 0 Clear ROIAK ETM CTDBQ SGA Miller Radio (2)(3) Channel 0 Radio ETM CTDBQ ROIAK SGA Miller Radio(2)(3) Sources Wall Street Research, Company Filings Sources Wall Street Research, Company Filings Notes 1. Averages exclude Miller 2. Adjusted for severance charges and noncontrolling interest 22 3. Corporate overhead allocated to Radio segment as a percentage of revenue

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller MILLER FINANCIAL SITUATION Benchmarking Comparable Publishing Companies Revenue Growth (1) EBITDA Growth (1) Miller’s publishing segment CY ’09A-’10E CY ’09A-’10E maintains nominal margins and % % 10 250 trails its peers in EBITDA 224 growth 4 200 5 Average: (2%) 150 Average: 125% 0 100 (3) (5) 50 26 (7) NM (10) 0 Meredith Miller Publishing(2)(3) Playboy Playboy(4) Meredith(4) Miller Publishing (2)(3) Sources Wall Street Research, Company Filings Sources Wall Street Research, Company Filings EBITDA Margin (1) EBITDA Margin (1) CY ’09A CY ’10E % % 15 14 25 20 Average: 19% Average: 10% 17 10 15 6 CY 1Q ‘10 Results 5 Revenue Growth 5 Revenue Revenue 0 Growth 1Q ‘09 1Q ‘10 (2) (1) Miller Publishing (11.9%) 17.4 15.3 (5) (5) Meredith Playboy Miller Publishing(2)(3) Playboy (4) Meredith(4) Miller Publishing(2)(3) Meredith 4.7% 337.6 353.3 Playboy (15.4%) 61.6 52.1 Sources Wall Street Research, Company Filings Sources Wall Street Research, Company Filings Notes 1. Averages exclude Miller 2. Adjusted for severance charges 3. Corporate overhead allocated to Publishing segment as a percentage of revenue 23 4. Stock-based compensation expense in 2010 assumed to be the same as in 2009

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller Section 4 Preliminary Capital Structure Considerations

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller PRELIMINARY CAPITAL STRUCTURE CONSIDERATIONS Capitalization Summary The Company is highly levered Miller Capitalization at 13.5x LTM Adj. EBITDA $MM, unless otherwise indicated Leverage ratio expected to Status Quo Proposal increase to 16.8x from 13.5x as a result of the Transactions Book Value Rate Maturity Book Value Rate Maturity Revolver 2.0 L + 400 11/02/12 2.0 L + 400 11/02/12 Term Loan 339.2 L + 400 11/01/13 339.2 L + 400 11/01/13 New Senior Sub. Notes (1) 0.0 84.3 12% PIK 2017 Capital Leases 0.0 0.0 Total Debt 341.2 425.4 Preferred Stock 140.5 0.0 Noncontrolling Interest (2) 49.4 49.4 Common Equity (179.0) (122.8) Cash (6.8) (6.8) Equity Method Investments (2.7) (2.7) Total Capitalization 342.6 342.6 Total Debt / LTM Adj. EBITDA (3) 13.5x 16.8x Source Company Filings Notes 1. New 12% senior subordinated notes equal to 60% of existing preferred stock’s liquidation value 2. Noncontrolling interest includes minority interests in various joint ventures and foreign investments 25 3. Based on LTM adjusted EBITDA of $25MM

PREPARED AT THE DIRECTION OF HIGHLY CONFIDENTIAL Project Miller PRELIMINARY CAPITAL STRUCTURE CONSIDERATIONS Comparable Company Credit Metrics Company is currently highly Total Debt / LTM EBITDA (1) levered on a relative basis with a total debt to EBITDA ratio x 15.0 13.5x well in excess of its peers Moreover, Miller’s LTM debt to 10.0 8.2x Average Peer AV / LTM EBITDA: 8 EBITDA leverage of 13.5x 7.2x 6.9x exceeds the average peer LTM Average: 5.9x aggregate value to EBITDA 5.0 3.7x 3.2x multiple of 8.9x 0.0 Miller umulus C Radio One ntercom E aga S (2) Credit Ratings: Caa2 / NA Caa1 / B- Caa1 / CCC+ NA / NA NA / NA NA / NA LTM EBITDA / LTM Interest Expense (1) x 6.0 5.4x 4.0 3.5x Average: 3.2x 2.4x 2.6x 2.2x 2.0 1.0x 0.0 Miller umulus C Radio One itadel (2) C Entercom Sources Company filings, Wall Street Research Notes 1. Averages exclude Miller 2. Citadel data based on a reorganized post-petition capital structure

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller PRELIMINARY CAPITAL STRUCTURE CONSIDERATIONS Recent Rating Agency Commentary on Miller One of key factors Morgan Stanley considered as it Miller’s Caa2 rating reflects the Company’s high leverage which Moody’s evaluated Miller’s refinancing expects will increase over the next twelve months due to the impact of the alternatives was the Company’s ratings current economic recession and declines in advertising spending Moody’s currently rates the Company Caa2; negative outlook Moody’s last report on Miller Moody’s considers that the Company’s radio broadcasting business will (dated June 19, 2009) cites the Company’s liquidity as a continue to face secular pressure as listeners are provided an increasing positive; however, the rating array of alternative forms of entertainment and information media was issued before the August 2009 Amendment reducing the revolver from $75MM to $20MM and before the Company used $45MM of cash to buy back its bank debt Negative outlook constitutes Moody’s view that the Company will continue As of February 28, 2010, the to face challenging market conditions in the near-to-intermediate term Company had only $6.8MM of cash, $3.6MM of which was held in Europe and may not be easily repatriated Ratings outlook could be revised to stable if market conditions improve, providing a moderation in Miller’s leverage and financial metrics Source Moody’s Investor Service – June 19, 2009 27

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

- The leveraged loan market is highly challenged for lower-rated credits
  - The CLO market, which was responsible for over 60% of primary loan demand, has virtually shut down
- Of the $83Bn (197 leveraged loans) issued in 2010 year-to-date, only two transactions closed which were below B, both of which were split rated
  - U.S. Telepacific (B2 / CCC+)
  - Integra Telecom (B2 / CCC+)
- Miller's size, scale and ad-dependent revenue model are likely to disadvantage its potential rating
  - Scale, competitive market position, seasonality / cyclicality all affect ratings and favor Miller's primary competitors
  - May ultimately require a stronger financial profile to warrant ratings comparable to peers

PRELIMINARY CAPITAL STRUCTURE CONSIDERATIONS

Ratings Guidelines

- In order to effectively access the markets given today's current market conditions, Morgan Stanley believes the Company would need to enhance its performance and obtain a stronger credit rating
- However, the Company would have to realize a significant improvement in EBITDA to achieve statistics consistent with higher rated media companies

Moody's Ratings Guidelines for Media Companies

	Miller LTM Ratios	Selected Moody's Median Financial Ratios for Media Companies			
		Baa	Ba	B	C
Debt / EBITDA	13.5x	3.2x	4.5x	6.9x	9.1x
Implied Required EBITDA (1)		105.9	76.3	49.4	37.4
Implied Maximum Debt (2)		81.4	113.0	174.4	230.5
EBITDA / Interest	1.0x	3.5x	2.2x	1.3x	0.4x
Implied Required EBITDA (3)		85.7	54.7	32.5	10.7
Implied Maximum Interest (2)		7.3	11.5	19.3	58.8

Source Moody's Key Ratios by Rating and Industry for North American Non-Financial Corporations: December 2009

Notes
1. Based on FY 2010A debt of $341MM
2. Based on FY 2010A adjusted EBITDA of $25MM
3. Based on FY 2010A interest expense of $25MM

Morgan Stanley

28

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

PRELIMINARY CAPITAL STRUCTURE CONSIDERATIONS

Potential Asset Sale Analysis

- At EBITDA levels of $25-45MM and debt to EBITDA levels of 5.0-7.0x EBITDA, consistent with Moody's median ratios for B and Ba media companies, the Company would have $125MM to $315MM of debt, well below its current balance of $341MM
  - Pre-tax asset sales proceeds of $26MM to $255MM would be needed to achieve these debt levels

Detailed Asset Sale Analysis [1]

WRXP LTM BCF	(3.0)
WKQX LTM BCF	(0.0)
WLUP LTM BCF	0.9
EBITDA of Sold Assets	2.1
Illustrative EBITDA before Sale	32.9
Pro Forma Illustrative EBITDA	35.0
Desired Debt to EBITDA	6.0x
Implied Total Debt	210.0
Total Current Debt	341.2
Required After-Tax Sale Proceeds	131.2
Tax Rate	35.0%
Tax Basis [2]	80.7
NOLs [3]	64.0
Required Pre-Tax Sale Proceeds	131.2

Required Pre-Tax Asset Sale Proceeds at Various Target Debt Levels

$MM, unless otherwise indicated

Debt to EBITDA (x)	Pro Forma EBITDA Post-Asset Sale $25.0	$35.0	$45.0	
5.0x	$125.0	$175.0	$225.0	◄ Target Debt Level
	254.7	*177.7*	*116.2*	◄ *Required Pre-Tax Sale Proceeds*
6.0x	150.0	210.0	270.0	
	216.2	*131.2*	*71.2*	
7.0x	175.0	245.0	315.0	
	177.7	*96.2*	*26.2*	

Note
1. Management believes the Company may be able to offset a portion of its gains with current NOLs
2. Provided by management
3. Federal net operating losses as disclosed in 2010 10-K

Morgan Stanley

29

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

PRELIMINARY CAPITAL STRUCTURE CONSIDERATIONS

Covenant Compliance Analysis

- Through August 31, 2011 (the "Suspension Period"), Miller's only financial covenant is minimum EBITDA. After September 1, 2011 (the "Revert Date"), Miller's covenant "holiday" ends
- At its first measurement date of November 30, 2011, Miller must maintain a total leverage ratio no greater than 4.5x and a minimum fixed charge coverage ratio of 1.25x
- If Miller violates these covenants, it would default on its credit facility
  - A default may restrict its ability to borrow on its revolver, require additional interest expense and accelerate the credit facility's maturity, potentially leading to bankruptcy unless the Company can negotiate a waiver / forbearance with its lenders

Compliance through 2011 Budget

Minimum EBITDA
$MM


40
30
20
10
0
27.1
23.2
27.6
22.4
29.0
22.7
29.0
22.9
May 31, 2010
August 31, 2010
November 30, 2010
February 28, 2011
Forecasted Covenant EBITDA
Required Minimum EBITDA

Compliance Beyond 2011 Budget

Required EBITDA
$MM


Suspension Period
Revert Period (1)
100
75
50
25
0
23.6
25.0
70.4
May 31, 2011
August 31, 2011
November 30, 2011
EBITDA Required

Source Company Filings, Management

Note
1. Assumes $317MM of total debt based on mandatory redemption payments

Morgan Stanley

30

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller Section 5 Preliminary Valuation Considerations

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

PRELIMINARY VALUATION CONSIDERATIONS

Preliminary Valuation Summary – Per Share

Valuation Range
Price / Share
$

LTM Trading Range

Comparable Company Trading Multiples [2]

Agg. Value / CY '10E EBITDA
(6.0x – 9.0x; CY EBITDA of $33.5MM)

Agg. Value / CY '10E BCF
(6.5x – 8.0x; CY BCF of $44.7MM)

Radio Precedent Transactions [2]

Agg. Value / CY '10E BCF
(11.0x – 13.0x; CY BCF of $44.7MM)

Sum of the Parts [2][3]

Radio: 6.5x – 8.0x; CY '10E BCF of $42.4MM
Publishing: 5.0x – 8.0x; CY '10E EBITDA of $2.4MM

Minority Buy-In Precedent Transactions [4]

Premiums Over 1-Month, 3-Month and 12-Month Avg. Prior to Unaffected Price

Initial Offer
Premiums of 22.4%, 15.7% and 8.0%

Final Offer
Premiums of 40.6%, 31.0% and 16.5%


Current Price [1]: $2.14/Share
Offer Price: $2.40/Share
$0.24
$2.45
($8.39)
($5.76)
($6.04)
($4.28)
($0.77)
$1.57
($6.52)
($4.67)
$0.85
$1.33
$1.29
$0.92
$1.53
$1.46

Stock Prices	($10.00)	($5.00)	$0.00	$2.40	$5.00	$10.00
Implied Agg. Value ($MM)	$139	$330	$522	$613	$713	$904
Implied AV / CY 2010E EBITDA	4.2x	9.9x	15.6x	18.3x	21.3x	27.0x

Notes
1. As of May 21, 2010
2. Based on fully diluted shares outstanding of 38MM, net debt of $334MM, preferred equity of $141MM, noncontrolling interest of $49MM and equity method investments of $3MM; Assumes book value of debt
3. Assumes Publishing corporate overhead of $3MM valued at 5.0x
4. Applied to 1-month, 3-month and 12-month average stock prices (before unaffected stock price as of 3/26/10) of $1.09, $1.11 and $0.79, respectively

Morgan Stanley

32

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

- At a $613MM aggregate value, holders of common stock would be entitled to receive $2.40 per share at the offer price
- This analysis illustrates potential recovery to stakeholders under the doctrine of Absolute Priority
  - Absolute Priority dictates that no junior class of creditors is entitled to recovery unless senior creditors are paid in full
- Trade payables and other unsecured claims would be senior to preferred equity and would be entitled to recovery
- Excludes any potential tax leakage

PRELIMINARY VALUATION CONSIDERATIONS

Illustrative Recovery Analysis (1)

Agg. Value Where Common Equity Receives Value: $522MM

Implied AV / CY 2010E EBITDA: 15.6x

Agg. Value at $2.40 Offer Price

Illustrative Recovery Analysis

$MM, unless otherwise indicated

Aggregate Value of Miller	$250	$350	$450	$613
Implied Adjusted CY '10E EBITDA Multiple (2)	7.5x	10.5x	13.4x	18.3x
Plus: Cash and Equity Investments	9.5	9.5	9.5	9.5
Distributable Value	259.5	359.5	459.5	622.8
1st Priority				
Revolver Borrowings	2.0	2.0	2.0	2.0
Recovery - $	2.0	2.0	2.0	2.0
Recovery - %	*100%*	*100%*	*100%*	*100%*
Residual Value Available for 2nd Priority Claims	257.5	357.5	457.5	620.8
2nd Priority				
Term Loan Outstanding	339.2	339.2	339.2	339.2
Recovery - $	257.5	339.2	339.2	339.2
Recovery - %	*76%*	*100%*	*100%*	*100%*
Residual Value Available for Noncontrolling Interests	0.0	18.3	118.3	281.7
Noncontrolling Interests	49.4	49.4	49.4	49.4
Recovery - $	0.0	18.3	49.4	49.4
Recovery - %	*0%*	*37%*	*100%*	*100%*
Residual Value Available for Preferred Equity	0.0	0.0	68.9	232.2
Preferred Equity	140.5	140.5	140.5	140.5
Recovery - $	0.0	0.0	68.9	140.5
Recovery - %	*0%*	*0%*	*49%*	*100%*
Residual Value Available for Common Equity	0.0	0.0	0.0	91.8
Residual Value / Share Available for Common Equity (3)	$0.00	$0.00	$0.00	$2.40

Notes
1. Miller financial data as of February 28, 2010 per Company filings unless otherwise stated; Assumes no transaction costs and consolidation of Miller's various joint ventures and foreign investments; Assumes noncontrolling interest claims equal to book value
2. Based on CY 2010E EBITDA of $34MM
3. Based on 38MM shares outstanding

Morgan Stanley

33

PREPARED AT THE DIRECTION OF HIGHLY Project Miller PRELIMINARY VALUATION CONSIDERATIONS Public Comparable Company Metrics As of 5/21/10 Morgan Stanley research AV / CY 2009A EBITDA (1) AV / CY 2010E EBITDA (1) currently values CBS Radio at approximately 8.8x 2010E BCF x x 25.0 23.7x 20.0 18.0x 20.0 15.0 15.0 11.5x 11.1x 10.0 9.1x 8.8x 9.9x Average: 9.6x Average: 7 10.0 8.2x 7.0x 7.2x 5.8x 5.0 5.0 0.0 0.0 Miller ETM CMLS ROIAK CTDBQ SGA Miller ETM ROIAK CTDBQ (2) SGA AV / CY 2009A BCF (1) AV / CY 2010E BCF (1) x x 20.0 15.0 13.5x 15.9x 12.0 15.0 9.0 8.0x 9.8x 7.1x 10.0 8.7x 6.5x Average: 6 7.7x 7.5x Average: 7.9x 6.0 4.9x 5.8x 5.0 3.0 0.0 0.0 Miller ETM CMLS ROIAK CTDBQ SGA Miller ETM ROIAK CTDBQ (2) SGA Sources Management Projections, FactSet, Company Filings and Wall Street Research Notes 1. Average excludes Miller 2. Numbers based on bankruptcy filings and disclosure statement

PREPARED AT THE DIRECTION OF HIGHLY Project Miller PRELIMINARY VALUATION CONSIDERATIONS Precedent Transaction Analysis Radio Broadcasting M&A Comparable Broadcasting M&A Transactions – Purchase Price as Multiple of Forward BCF x 16 14 13.5 13.4 13.0 13.0 12 11.0 10 8 6 4 2 NA 0 CMP / Citadel / Entercom / Wilks Broad / Bain, THLee / Univision / Susquehanna ABC Radio CBS & Radio One CBS Clear Channel NYT Purchase (1) (2) 1,200 2,700 292 138 26,700 45 Price ($MM) Oct Feb Aug Oct July July Date 2005 2006 2006 2006 2008 2009 Sources Company Filings, Wall Street Research Notes 1. Blended multiple of 11.6x BCF paid for CBS stations and 13.3x for Radio One’s assets 2. Assumes 3% growth (in line with CBS radio station’s long-term profitability growth) on current year BCF of $10MM (for the 7 acquired stations), implying forward BCF of $10MM

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller PRELIMINARY VALUATION CONSIDERATIONS Sum of the Parts Analysis Sum of the Parts Analysis $MM, unless otherwise indicated Multiple Range Implied Value Metric Low High Low High Radio CY ‘10E BCF $42.4 6.5x 8.0x $275.3 $338.8 Publishing CY ‘10E Pre-Corp. EBITDA 2.4 5.0x 8.0x 11.9 19.0 Aggregate Value (pre-Corp.) 287.2 357.8 CY ‘10E Corporate (1) (2.9) 5.0x 5.0x (14.7) (14.7) Aggregate Value 272.4 343.1 Debt 341.2 341.2 Preferred Stock 140.5 140.5 Noncontrolling Interest 49.4 49.4 Cash (6.8) (6.8) Equity Method Investments (2.7) (2.7) Equity Value (249.1) (178.5) Equity Value / Share (6.52) (4.67) Notes 36 1. Assumes corporate expenses allocated to Publishing as a percentage of revenue

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller PRELIMINARY VALUATION CONSIDERATIONS Precedent Minority Buy-in Transactions Selected Deals Since 2001; All Cash; U.S. Deals; Minority Buy-in Value $25 — $500MM Precedent Minority Buy-ins Value % Initial Final Final Initial Price Premium to: Final Price Premium to: Premium to AV Announced Target Name Acquiror Name Structure ($MM) Sought Price Price Bump 1 Day 1 Mo Avg. 3 Mo Avg. 12 Mo Avg. LTM High LTM Low 1 Day 1 Mo Avg. 3 Mo Avg. 12 Mo Avg. LTM High LTM Low Initial Final 07/29/09 OSG America LP Overseas Shipholding Group Inc Tender 72 46.7% $8.00 $10.25 28.1% 10.3% 21.3% 14.6% 5.8% (39.8%) 145.4% 41.4% 55.4% 46.8% 35.5% (22.9%) 214.4% 7.8% 31.4% 03/25/09 Hearst-Argyle Television Hearst Corp Tender 67 18.0% $4.00 $4.50 12.5% 91.4% 125.6% 11.8% (72.3%) (82.9%) 174.0% 115.3% 153.8% 25.8% (68.9%) (80.8%) 208.2% 18.3% 23.0% 03/23/09 Cox Radio Inc Cox Enterprises Tender 65 21.6% $3.80 $4.80 26.3% 15.2% (6.5%) (25.4%) (56.6%) (70.9%) 26.2% 45.5% 18.1% (5.7%) (45.1%) (63.2%) 59.5% 6.1% 18.2% 10/23/07 Waste Industries USA Investor Group Merger 272 49.0% 36.75 $38.00 3.4% 775.0% 835.9% 773.5% 408.9% 248.3% 1085.5% 804.8% 867.7% 803.2% 426.2% 260.2% 1125.8% 729.0% 757.0% 02/22/07 Great American Finl Res American Financial Group Merger 225 19.0% 23.50 24.50 4.3% 8.3% 7.7% 4.9% 11.0% (1.9%) 24.7% 13.0% 12.3% 9.4% 15.7% 2.3% 30.0% 6.6% 10.2% 10/09/06 NetRatings Inc VNU NV Merger 327 43.0% 16.00 21.00 31.3% 9.8% 9.7% 15.4% 18.1% 4.1% 39.5% 44.1% 44.0% 51.4% 55.1% 36.6% 83.1% 15.5% 69.6% 03/22/06 Erie Family Life Insurance Co Erie Indemnity Co Tender 75 24.9% 32.00 32.00 0.0% 6.7% 15.3% 14.9% 8.0% (0.6%) 20.8% 6.7% 15.3% 14.9% 8.0% (0.6%) 20.8% 5.8% 5.8% 09/13/05 CoolSavings Inc Landmark Communications Merger 32 49.6% 0.80 0.80 0.0% 45.5% 40.6% 19.1% 37.4% (30.4%) 158.1% 45.5% 40.6% 19.1% 37.4% (30.4%) 158.1% 25.8% 25.8% 04/12/04 Edelbrock Corp Investor Group Merger 58 48.9% 14.80 16.75 13.2% 9.5% 9.3% 15.7% 27.7% 5.7% 54.2% 23.9% 23.7% 31.0% 44.6% 19.6% 74.5% 10.1% 25.4% 07/24/03 Digex Inc WorldCom Inc Tender 25 39.3% 0.70 1.00 42.9% (7.9%) 20.2% 48.0% 82.0% (22.2%) 536.4% 31.6% 71.7% 111.4% 160.0% 11.1% 809.1% (1.7%) 6.7% 06/02/03 Ribapharm Inc ICN Pharmaceuticals Inc Tender 187 19.9% 5.60 6.25 11.6% 10.2% 19.7% 23.7% 2.3% (45.4%) 80.6% 23.0% 33.6% 38.1% 14.2% (39.0%) 101.6% 6.6% 14.8% 02/18/03 Lexent Inc Investor Group Merger 32 49.5% 1.25 1.50 20.0% 37.4% 30.8% 25.3% (31.7%) (76.2%) 64.5% 64.8% 56.9% 50.4% (18.1%) (71.5%) 97.4% (41.2%) (71.5%) 01/13/03 Next Level Comm. Motorola Inc Tender 28 26.0% 1.04 1.18 13.5% 14.4% 22.4% 33.9% (13.9%) (68.3%) 79.0% 29.8% 38.9% 51.9% (2.3%) (64.1%) 103.1% 5.9% 12.2% 07/31/02 JCC Holding Co Harrah’s Entertainment Inc Merger 50 37.0% 10.54 10.54 0.0% 17.1% 30.3% 58.7% 211.9% 17.1% 1749.1% 17.1% 30.3% 58.7% 211.9% 17.1% 1749.1% 11.5% 11.5% 07/09/02 Intl. Specialty Prods Samuel J Heyman Merger 138 19.0% 10.00 10.30 3.0% 25.8% 44.4% 20.2% 13.1% (10.0%) 78.6% 29.6% 48.7% 23.8% 16.5% (7.3%) 83.9% 13.1% 15.0% 03/18/02 Meemic Holdings Inc ProAssurance Corp Tender 35 18.8% 29.00 29.00 0.0% 11.5% 29.2% 28.2% 21.7% (9.3%) 40.1% 11.5% 29.2% 28.2% 21.7% (9.3%) 40.1% NA NA 03/14/02 Konover Property Trust Investor Group Merger 33 47.9% 1.75 2.10 20.0% 0.0% (1.5%) 7.7% (26.3%) (61.1%) 47.1% 20.0% 18.2% 29.2% (11.6%) (53.3%) 76.5% NA NA 02/19/02 Travelocity.com Inc Sabre Holdings Tender 491 30.0% 23.00 28.00 21.7% 19.8% 3.7% (3.1%) (0.8%) (39.3%) 93.8% 45.8% 26.3% 17.9% 20.8% (26.1%) 135.9% 22.3% 51.6% 10/10/01 TD Waterhouse Group Toronto-Dominion Bank Tender 386 12.0% 9.00 9.50 5.6% 45.2% 41.9% 9.9% (24.5%) (49.8%) 52.5% 53.2% 49.8% 16.1% (20.4%) (47.0%) 61.0% 31.9% 37.6% 10/01/01 NCH Corp Irvin Levy Tender 133 43.0% 47.50 52.50 10.5% 21.2% 14.0% 11.3% 5.6% (15.6%) 43.9% 34.0% 26.0% 23.1% 16.7% (6.7%) 59.1% 21.2% 34.0% 08/22/01 Homeservices Com Inc MidAmerican Energy Tender 24 16.5% 17.00 17.00 0.0% 32.9% 41.3% 48.6% 49.1% 2 8.8% 70.0% 32.9% 41.3% 48.6% 49.1% 28.8% 70.0% 23.2% 23.2% 08/21/01 Spectra Physics Inc Thermo Electron Corp Tender 68 20.0% 20.00 17.50 (12.5%) 46.1% 9.2% (1.3%) (34.4%) (72.3%) 50.9% 27.8% (4.4%) (13.6%) (42.6%) (75.8%) 32.1% 41.6% 25.1% 08/17/01 Leeds Federal Bankshares Inc Northwest Bancorp Merger 40 27.3% 32.00 32.00 0.0% 97.5% 95.4% 99.9% 129.2% 87.1% 186.0% 97.5% 95.4% 99.9% 129.2% 87.1% 186.0% NA NA 05/30/01 Bacou USA Inc Bacou SA Merger 147 29.0% 28.50 28.50 0.0% 21.8% 14.6% 12.7% 16.1% 0.4% 58.3% 21.8% 14.6% 12.7% 16.1% 0.4% 58.3% 21.8% 21.8% 05/23/01 Unigraphics Solutions Inc Electronic Data Systems Corp Tender 205 14.0% 27.00 32.50 20.4% 26.7% 43.4% 41.7% 40.4% 9.9% 88.6% 52.5% 72.6% 70.6% 69.0% 32.3% 127.1% 26.7% 52.5% 05/14/01 Agency.com Ltd Seneca Investments LLC Merger 51 34.3% 3.00 3.35 11.7% 46.3% 54.2% 63.9% (71.7%) (88.4%) 159.5% 63.4% 72.2% 83.1% (68.4%) (87.0%) 189.7% 46.3% 63.4% 03/26/01 CSFBdirect CSFB Tender 110 18.0% 4.00 6.00 50.0% 60.0% 31.0% 3.4% (39.9%) (74.3%) 60.0% 140.0% 96.5% 55.1% (9.8%) (61.4%) 140.0% 60.0% 140.0% Median: 11.6% 21.2% 22.4% 15.7% 8.0% (22.2%) 70.0% 34.0% 40.6% 31.0% 16.5% (9.3%) 97.4% 16.9% 24.1% Mean: 12.5% 55.5% 59.4% 51.0% 26.5% (16.9%) 195.1% 71.7% 75.9% 66.7% 39.3% (9.3%) 225.7% 46.4% 58.5% High: 50.0% 775.0% 835.9% 773.5% 408.9% 248.3% 1749.1% 804.8% 867.7% 803.2% 426.2% 260.2% 1749.1% 729.0% 757.0% Low: (12.5%) (7.9%) (6.5%) (25.4%) (72.3%) (88.4%) 20.8% 6.7% (4.4%) (13.6%) (68.9%) (87.0%) 20.8% (41.2%) (71.5%) Sources Public Filings, Press Releases, FactSet

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller Appendix A Supplemental Materials

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller SUPPLEMENTAL MATERIALS Preliminary Valuation Summary – Aggregate Value Valuation Range Aggregate Value Offer Price: $MM $613MM ($2.40/Share) LTM Trading Range (1) $531 $615 Comparable Company Trading Multiples Agg. Value / CY ’10E EBITDA $201 $301 (6.0x – 9.0x; CY EBITDA of $33.5MM) Agg. Value / CY ’10E BCF (6.5x – 8.0x; CY BCF of $44.7MM) $291 $358 Radio Precedent Transactions Agg. Value / CY ’10E BCF $492 $581 (11.0x – 13.0x; CY BCF of $44.7MM) Sum of the Parts (2) Radio: 6.5x – 8.0x; CY ’10E BCF of $42.4MM $272 $343 Publishing: 5.0x – 8.0x; CY ’10E EBITDA of $2.4MM Minority Buy-In Precedent Transactions (1)(3) Premiums Over 1-Month, 3-Month and $554 $573 12-Month Avg. Prior to Unaffected Price Initial Offer $571 Premiums of 22.4%, 15.7% and 8.0% $557 $580 Final Offer Premiums of 40.6%, 31.0% and 16.5% $577 Implied Aggregate Values $100 $200 $300 $400 $500 $600 $700 $800 AV / CY 2010E EBITDA 3.0x 6.0x 9.0x 11.9x 14.9x 17.9x 20.9x 23.9x Notes 1. Based on fully diluted shares outstanding of 38MM, net debt of $334MM, preferred equity of $141MM, noncontrolling interest of $49MM and equity method investments of $3MM; Assumes book value of debt 2. Assumes Publishing corporate overhead of $3MM valued at 5.0x 3. Applied to 1-month, 3-month and 12-month average stock prices (before unaffected stock price as of 3/26/10) of $1.09, $1.11 and $0.79, respectively

PREPARED AT THE DIRECTION OF COUNSEL
HIGHLY CONFIDENTIAL

Project Miller

SUPPLEMENTAL MATERIALS

Public Comparable Companies

Radio

Radio Comparable Companies

$MM, unless otherwise indicated

	Stock Price 5/21/2010	Equity Value	Agg. Value	Adj. Agg. Value (1)	Credit Rating	Total Debt / LTM EBITDA	EBITDA / Interest Exp.	AV / LTM EBITDA	AV / EBITDA 2009A	AV / EBITDA 2010E	Adj. AV (1) / EBITDA 2009A	Adj. AV (1) / EBITDA 2010E	AV / BCF 2009A	AV / BCF 2010E	Adj. AV (1) / BCF 2009A	Adj. AV (1) / BCF 2010E
Miller (2)	$2.14	$82	$603	$498	Caa2 / NA	13.5x	1.0x	23.9x	23.7x	18.0x	19.6x	14.9x	15.9x	13.5x	13.2x	11.1x
Entercom	12.19	455	1,181	1,148	NA / NA	6.9x	3.5x	11.2x	11.5x	9.1x	11.2x	8.9x	9.8x	8.0x	9.5x	7.8x
Radio One	3.96	216	812	735	Caa1 / CCC+	7.2x	2.4x	9.1x	9.9x	8.8x	8.9x	7.9x	7.7x	7.1x	6.9x	6.4x
Cumulus	4.21	181	787	739	Caa1 / B-	8.2x	2.2x	10.4x	11.1x	NA	10.4x	NA	8.7x	NA	8.2x	NA
Saga	23.95	102	202	202	NA / NA	3.7x	5.4x	6.5x	7.2x	5.8x	7.2x	5.8x	5.8x	4.9x	5.8x	4.9x
Citadel (3)	0.03	NA	1,625	1,625	NA / NA	3.2x	2.6x	7.5x	8.2x	7.0x	8.2x	7.0x	7.5x	6.5x	7.5x	6.5x
					Mean	**5.9x**	**3.2x**	**8.9x**	**9.6x**	**7.7x**	**9.2x**	**7.4x**	**7.9x**	**6.6x**	**7.6x**	**6.4x**
					Median	**6.9x**	**2.6x**	**9.1x**	**9.9x**	**7.9x**	**8.9x**	**7.5x**	**7.7x**	**6.8x**	**7.5x**	**6.4x**

Notes
1. Adjusted for market value of debt and preferred stock
2. Projections based on management estimates
3. Valuation and projections based on bankruptcy filings and disclosure statement

Morgan Stanley

40

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller SUPPLEMENTAL MATERIALS Public Comparable Companies Magazine Publishing Magazine Publishing Comparable Companies $MM, unless otherwise indicated Stock Price Equity Agg. Credit Total Debt / EBITDA / AV / AV / EBITDA 5/21/2010 Value Value Rating LTM EBITDA Interest Exp. LTM EBITDA 2009A 2010E Meredith (1) $33.75 $1,531 $1,823 NA / NA 1.4x 11.6x 7.9x 8.4x 7.4x Playboy (1) 3.61 123 203 NA / NA 5.4x 2.1x 10.4x 13.6x 4.5x Mean 3.4x 6.8x 9.2x 11.0x 6.0x Median 3.4x 6.8x 9.2x 11.0x 6.0x Notes 41 1. Stock-based compensation expense in 2010 assumed to be the same as in 2009

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller SUPPLEMENTAL MATERIALS Cox Media Minority Buy-In of Cox Radio On March 23, 2009 Cox Media Group commenced a tender for Transaction Economics all remaining outstanding shares of Cox Radio which it did not own Cox Media Group — Offer Price $3.80 – Cox Media held 78.4% of the Cox Radio shares, pre- Implied Aggregate Value ($MM) 697 tender Offer price of $3.80 implied Management Perspective Aggregate Value of ~$697MM Management Forward (2009E) EBITDA 69 Aggregate Value / Management Forward (2009E) EBITDA 10.1x Wall Street Perspective Wall Street Consensus Forward (2009E) EBITDA 82 Aggregate Value / Wall Street Consensus Forward (2009E) EBITDA 8.5x Source Company Filings

PREPARED AT THE DIRECTION OF COUNSEL HHIGHLY CONFIDENTIAL Project Miller SUPPLEMENTALMATERIALS Miller’s 2010 Budget CY 2009A and CY 2010E Recent and Projected Financials $MM, unless otherwise indicated 2009A 2010E CY Q1 Q2 Q3 Q4 CY Variance Revenues Domestic Radio $164.4 $33.3 $39.8 $47.0 $43.2 $163.3 (0.6%) International Radio 17.0 4.8 3.4 4.3 4.1 16.5 (3.1%) Interactive 1.7 0.6 0.8 1.2 1.1 3.8 120.3% Publishing 67.1 15.3 16.0 14.6 19.3 65.2 (2.7%) Total 250.2 54.0 60.0 67.2 67.7 248.9 (0.5%) Broadcast Cash Flow (“BCF”) Domestic Radio 37.4 5.1 11.1 14.6 14.8 45.6 22.0% International Radio 4.0 0.4 0.5 1.5 1.2 3.7 (8.8%) Interactive (5.6) (1.6) (1.1) (0.6) (0.6) (3.9) NM Publishing (0.3) (1.4) 0.4 (0.1) 2.8 1.7 NM Total 35.4 2.6 10.9 15.4 18.2 47.1 33.0% % Margin 14.2% 4.9% 18.2% 22.9% 26.9% 18.9% Corporate Overhead (15.9) (2.6) (3.2) (2.8) (2.8) (11.3) NM EBITDA 19.5 0.1 7.8 12.6 15.4 35.8 83.5% % Margin 7.8% 0.1% 12.9% 18.7% 22.8% 14.4% Adjustments (1) 6.0 1.2 (1.2) (1.1) (1.2) (2.3) NM Adjusted EBITDA 25.5 1.2 6.6 11.4 14.3 33.5 31.5% % Margin 10.2% 2.3% 11.0% 17.0% 21.0% 13.5% Sources Management, Public Filings Note 43 1. Per management, adjustments for one time severance charges and noncontrolling interests

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller SUPPLEMENTAL MATERIALS Summary Terms of New Senior Subordinated Notes Issuer Miller Communications Corporation Amount $84,275,100, assuming all holders of the Existing Preferred Stock tender their shares Coupon 12% per annum accruing from the date of issuance, payable annually in the form of additional New Notes Maturity [ 2017] Optional At anytime with no less than 30 nor more than 60 days’ notice at a price equal to Redemption 100% of their principal amount, plus accrued and unpaid interest Security Unsecured Guarantees No guarantees by any of Miller’s subsidiaries Ranking Senior subordinated obligations of Miller Covenants No material covenants Registration Rights None 44

PREPARED AT THE DIRECTION OF COUNSEL HIGHLY CONFIDENTIAL Project Miller SUPPLEMENTAL MATERIALS Ownership Summary Top Common Stock Holders (1) Top Preferred Stock Holders Shares Shares Investor % Owned (MM) Investor % Owned (MM) John Starks 13.2 5.0 Alonzo 41.4 1.2 Luther King Capital 7.3 2.8 Scepter (Q Investments) 12.0 0.3 Dimensional Fund Advisors 4.5 1.7 Third Point 7.3 0.2 Teachers Retirement — Ohio 4.3 1.6 Deutsche Bank 5.0 0.1 Martin Capital Management 3.8 1.4 D.E. Shaw 4.5 0.1 Alonzo 3.7 1.4 Total 70.2 2.0 TowerView 3.4 1.3 Source Bloomberg Scepter (Q Investments) 2.8 1.1 Credit Suisse 2.6 1.0 BlackRock 2.5 1.0 Total 48.2 18.2 Source Bloomberg 45 Note 1. Includes Class A and Class B common shares